02058868

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2002
(September 24, 2002)

NDS Group plc
(Name of Registrant)

SEC MAIL PROCESSING
RECEIVED
OCT 02 2002
WASH. D.C. 154 SECTION

PROCESSED
OCT 04 2002
THOMSON
FINANCIAL

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SEPS NY #401625 v.1

Exhibit Index on Pg. 4

Annexed hereto is a copy of the 2002 Annual Report and Accounts which was sent to holders of Ordinary Shares of NDS Group plc ("NDS") and to holders of American Depositary Receipts ("ADRs") evidencing Ordinary Shares.

Also annexed hereto are copies of the Notice of Annual General Meeting of NDS, which is to be held on October 28, 2002 in New York, New York, which was sent to holders of Ordinary Shares of NDS and holders of ADRs evidencing Ordinary Shares. Also annexed hereto are copies of the Form of Proxy which was sent to holders of Ordinary Shares of NDS and ADS Voting Instructions which were sent to holders of ADRs evidencing Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP plc

Date: October 1, 2002

By: RMedlock

Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

Exhibit A





NDS
One London Road
Staines
Middlesex
TW18 4EX
United Kingdom

Tel: +44 (0) 20 8476 8000
Fax: +44 (0) 20 8476 8100

NDS Americas
3501 Jamboree Road
Suite 200
Newport Beach
CA 926600
USA

Tel: +1 949 725 2500
Fax: +1 949 725 2505

NDS Technologies Israel
5A Hamarpeh Street
Science Based Industry Campus
Har Hotzvim
P.O. Box 23012
Jerusalem 91235
Israel

Tel: +972 2 589 4444
Fax: +972 2 589 4400

NDS Asia Pacific • Hong Kong
Suite 5301
53rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Tel: +852 2201 9151
Fax: +852 2201 9141

NDS Asia Pacific • Australia
Level 31 Northpoint
100 Miller Street
North Sydney
NSW 2060
Australia

Tel: +612 9025 3000
Fax: +612 9025 3099

NDS Spain
C/Pinar, 5
28006 Madrid
Spain

Tel: +34 (0) 91 745 6828
Fax: +34 (0) 91 745 6699

NDS Ltd India
1st Floor
Shezan Lavalle
15 Walton Road
Bangalore-1
India

Tel: +91 80 21 21 013
Fax: +91 80 29 97 609

www.nds.com

NDS is a leading supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to television set-top boxes and personal computers.



Open End-to-End Solutions



VideoGuard® Conditional Access



Value@TV™ Interactive Applications



XTV™ Personal TV System



NDS MediaStorm™ Datacasting



Synamedia™ Broadband

Contents

Operational Highlights

- Increased number of subscribers to 29.6 million
- Record revenues and profits (see below)
- Major conditional access and systems integration wins: Sichuan Provincial Network in China; CNS in Taiwan; SkyLife in Korea and Versatel in Moscow, Russia
- NDS to supply interactive technology to Bloomberg worldwide
- Sky+ Personal Television Recorder - based on XTV technology - launched in the UK
- NDS interactive applications - using TV remote control - bring in the votes for MTV's European Music Awards and Nickelodeon's 'Watch Your Own Week' and simplify the buying process for QVC
- DIRECTV Latin America carries both NFL Superbowl and FIFA World Cup games using NDS sports applications
- Orbis, NDS's subsidiary, wins contracts for its OpenBet gaming software for Tattersalls, Ladbrokes, Blue Square and MGM Mirage
- NDS acquires Denmark's VISIONIK, a leading developer of interactive TV games and other applications


Revenue from continuing operations
£ million
250
200
150
100
50
0
98
99
00
01
02
EBITA, excluding exceptional costs
£ million
60
50
40
30
20
10
0
98
99
00
01
02
Diluted earnings per share
pence
60
50
40
30
20
10
0
98
99
00
01
02

Platform customers


iBlast
DIRECTV USA
Cablevision
Sky Mexico
NetSat
DIRECTV LA
Sky LA

Digital television is one of the largest growth markets in the world today – and almost 30 million conditional access subscribers use NDS solutions.

Interactive customers

Europe and the Middle East

NDS	
BSkyB	UK
Channel 4	UK
MTV	UK
Music Choice Europe	UK
Nickelodeon	UK
QVC	UK
Teletext	UK
Discovery	UK
Bloomberg	UK
Yes	Israel
Matav	Israel
Tevel	Israel

VISIONIK	
BSkyB	UK
Danmarks Radio	Denmark
TDC Kabel TV	Denmark
TPS	France
PrimaCom	Germany
Chorus	Ireland
Mediakabel	Netherlands
Casema	Netherlands
Viasat	Sweden
com hem	Sweden
Teracom	Sweden
Music Choice	Sweden
Arab Radio and TV	Middle East
Showtime Arabia	Middle East

ORBIS	
attheraces	UK
BETDAQ	Ireland
Blue Square	UK
BSkyB	UK
Clever.TV	UK
Ladbrokes	UK
Littlewoods	UK
Paddy Power	Ireland
Rank Group	UK
Stanley Leisure	UK
Totalbet	UK
Trinity Mirror	UK
VIS iTV	UK


BSkyB
Versatel
Stream
Madritel
Auna
Yes
Matav
Tevel
SkyLife
INC China
CCTV
Sichuan Cable Network
China Network Systems
STAR
Doordarshan
Indovision
ABC
FOXTEL
Network Ten
Telstra
Sky TV

USA and Latin America

NDS

✖ Netsat	Brazil
✖ Innova	Mexico
✖ DIRECTV LA	Latin America

VISIONIK

✖ DIRECTV LA	Latin America

ORBIS

✖ MGM Mirage	USA

Asia Pacific

NDS

✖ CCTV	China
✖ SkyLife	Korea
✖ Sichuan Provincial Network	China

VISIONIK

✖ Austar	Australia

ORBIS

✖ Macau SLOT	Macua
✖ Tattersalls	Australia

Our Employees
The winning team


televisionAsia



NDS is a technology company, but its success depends on the 1400 people who come to work at our offices around the world every day. It is thanks to the efforts of our global team that NDS keeps succeeding.

For many, delivering this success requires lots of travel, late nights and weekends at the office. They have to meet deadlines that are more than ambitious, creating solutions on time and on budget.

Ingenious, creative and dedicated to excellence are just some of the words our customers use to describe the team. In the past decade, they have been responsible for an Emmy, two Queen's Awards for Export and Technology and dozens of patents. These people are NDS – a company that remains a world leader in a highly competitive business.











NDS has more than 30 major customers around the world. We have built our reputation, and grown our business, by providing the highest levels of service and support. Our success is tied directly to the success of our customers, and we are proud of their achievements. Here is what they have to say.



DIRECTV.

"NDS provides enhanced TV services like the interactive broadcast of the FIFA World Cup. These add value to our subscribers and give us an important competitive edge."

Dr. Consuelo Sànchez-Octavio
Executive Vice President
DIRECTV Latin America





"We needed to work with a company that could help us push the boundaries of television and add the va-va-voom of creativity that you'd expect from MTV. NDS have been the 'behind-the-scenes' crew who've brought our vision to life. Our iTV services have helped MTV increase ratings, develop new revenue streams and cement our position as the UK's most innovative music TV company."

Chris Sice
Head of Interactive Services
MTV

"Orbis has given us one of the building blocks of our success. Their understanding and programming excellence give us the technology we need to do the business."

Martin Belsham
Managing Director
Blue Square

Open End-to-End Solutions
Freedom of choice



l solutions
ur ability to
d expertise

In today's market, companies are trying to make the right choices. And they come to NDS because we give them the right to choose, instead of locking them into a single vendor selling expensive proprietary solutions.

With almost 30 platforms and 30 million subscribers worldwide, NDS is a leading provider of digital pay-TV systems.

NDS helps these customers by providing a combination of its own proven technology and leading third party solutions. Whether it's set-top boxes, billing systems, EPGs or middleware, NDS lets the customer decide. Then we integrate a tailor-made solution that helps individual customers meet their business needs.

NDS Open systems help customers save substantially up front with a choice of lower cost set-top boxes from over 40 leading consumer electronic manufacturers worldwide. Innovative applications including enhanced and interactive TV, t-commerce and PVR solutions help drive additional revenues, win new customers and reduce churn.

End-to-End Solutions


Value@TV
interactive applications
XTV
personal TV systems
E-commerce
Interactive applications
Enhanced TV
Digital video
Internet content
StreamServer
VideoGuard
conditional access
Provider
NDS MediaStorm
datacasting
Synamedia
broadband
Return path server
Broadcast control software
Conditional access
Subscriber management system
Multimedia content server
IP TV/ video on demand
MUX/IP router
Digital cable
DSL/ fiber
Internet
Digital terrestrial
Digital satellite
Home
STB Solutions
Value@TV
XTV
NDS Core middleware
EPG
PC Solutions
NDS MediaStorm
Smart card

VideoGuard®
Conditional Access




30
25
20
15
10
5
0
92
93
94
95
96

Smart cards: They keep content secure, ensure subscribers pay for what they watch, and keep operators and broadcasters at the leading edge of technology. In the tiny custom silicon chip and the systems that drive it, all designed by NDS, there is a huge amount of technology that makes the NDS smart card the smartest one of all.

More than 500 people develop and support the security solutions that enable NDS to offer the best technology platform for pay-TV.

VideoGuard, the world's leading digital conditional access technology is used on almost 30 platforms by almost 30 million active subscribers. It is licensed to over 40 set-top box manufacturers, and has been integrated in more than 150 different set-top box models. This choice of set-top boxes, often the most expensive component in any digital TV system, reduces the cost of going digital and speeds return on investment for pay-TV operators.

Whether it's Sky, DIRECTV Latin America, Cablevision or SkyLife – VideoGuard is the enabling technology for TV that's more exciting and secure – TV that attracts and keeps subscribers.


skyLife
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Page 18 of 110

Value@TV™ Interactive Applications


CROC
416 648
£19.83
0800 50 40 30

Watching a football game? Choose the camera angle you prefer while you place a bet on the 'favorite' before or during the game. Watching the music awards? Vote for a song. Shopping at home? Buy a bargain with a few clicks on your TV remote control. Today's TV is a lot more than just news, movies, drama, game shows and sports. Thanks to NDS, TV is more engaging and informative than ever before.

Creating interactive TV is far easier thanks to NDS Value@TV suite of tools and applications. Designed for channels, operators and content providers, Value@TV creates a direct connection between people at home and their TVs.

The past year has seen companies like MTV, QVC, Nickelodeon and Discovery continue to establish themselves as interactive leaders with applications that attract and engage their audiences leading to increased viewing share and additional revenues.

But Interactive TV means more than just excitement and interest – it builds brands, increases loyalty and generates important new revenues. It keeps subscribers watching and wanting more. It is the future of television.

To promote iTV, NDS introduced its iPartners program. In the past year, dozens of interactive application developers have joined this program, creating exciting new applications that use Value@TV's open infrastructure. NDS also launched the Neddies Awards for excellence in interactive applications developed using NDS Core middleware.


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get lippy
'backup' to exit
QVC Directory
Beauty
Jewellery
Music to your Ears
Browse the Jewellery section to see what's going for a song
0800 52 42 32
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MUMMIES
Press Select
Movie of the day

Page 20 of 110

XTV™
Personal TV System



Schedules. Travel. Work. Who has time for TV? With XTV you can say goodbye to missing your favorite programs. First launched last year by BSkyB in the UK as Sky+, XTV is the first ever integrated personal TV solution.

XTV uses a hard disk in the set-top box. It enables subscribers to choose programs in advance directly from their electronic program guide. These are recorded, from start to finish, even when schedule changes occur. Subscribers can rewind, fast forward and even pause a live program to get a snack or answer the phone.

For broadcasters, content providers and platform operators, XTV means extra bandwidth, extra revenues and extra opportunities. They can offer new types of content including interactive video games and on-demand music channels – pushing their best content directly to the set-top hard drive. Programs can be downloaded overnight – when it's quiet – putting premium content just a single button push away from the viewer.

Because this content is encrypted, new business models based on daily, weekly or re-play rentals can be implemented. Advertising can be sold more than once – for live shows as well as for content from the disk.

XTV is shifting time and adding new, engaging content. It's changing lives and changing TV.



sky guide 10.22am Fri 31
SKY+ PLANNER
Free 68%
The Osbournes VIEWED MTV
Interactive Q Music VIEWED Q
The Simpsons COPY Sky One
Racing Review/Li.. PART REC The Racing Ch
Live Racing VIEWED attheraces
Buffy The Vampire S.. RECORDED Sky One
Angel RECORDED Sky One
Sky News PART REC Sky News
Press ® to resume recording or SELECT to vi

NDS MediaStorm™ Datacasting





It's every kid's dream, doing homework while they watch MTV or Fox Kids on the same PC. It's the right tool for every executive, because they can see Reuters, Bloomberg, CNN or CNBC on their PC while they work.

It's NDS MediaStorm, the system that securely delivers high quality, full screen multimedia content and video to PCs so that people can enjoy content the way it was meant to be seen. For digital satellite, cable and terrestrial operators, this presents new opportunities. Designed to work with their existing digital broadcast systems, NDS MediaStorm helps operators reach new customers.

It turns spare bandwidth into extended revenues by delivering faster internet and rich content that people are willing to pay for.

NDS MediaStorm offers secure and reliable delivery and versatility. As part of a comprehensive emergency information system, it can transmit confidential information to police, firefighters and national guard forces while delivering general information to the public.

NDS MediaStorm extends the operator's reach within the home, adds new subscribers, new revenues and new opportunities.


MEDIACENTER
MOD
WINDTALKERS
Angelo's Pizza
MUSIC
MOVIES
NEWS
COOKING
GAMES
SPORTS

Synamedia™ Broadband


world wide web
email
newsgroups
video conference

...ractive entertainment

Growth in broadband connectivity to the home will increase the demand for high quality video and broadcast television entertainment over final mile connections such as DSL, fiber and broadband wireless.

Broadband technology in itself is not compelling. It depends on high quality content. Getting rights for this quality content depends on securing the content against theft. NDS has built on its strengths for encryption, content protection, personalization, metadata and rights management to create the Synamedia broadband IP solution.

The NDS Synamedia solution allows broadband IP networks to grow beyond just the internet, adding broadcast TV and VOD over broadband. It offers consumers the best total interactive entertainment package while securing, controlling, managing and personalizing this package.

Synamedia is the catalyst that will let operators earn new video-based incremental revenue from broadband IP networks and enable a truly multi-service mix.


synamedia



Chief Executive's Strategy Review

> Delivering our vision

Overview

This year has been a challenging one for the digital pay-TV industry in general, but I am pleased to report that NDS has enjoyed another very successful year of sustained growth. We have won contracts for new pay-TV platforms, added new applications and services to existing customers, and seen growth from New Technologies.

This year, our revenues grew to £241 million ($368 million) up by 12% while operating income has grown by 23% to £53.9 million ($82 million). Subscriber numbers have increased by more than 5 million. In fact, as this annual report goes to print, we have just issued a smart card to the 30 millionth subscriber, a major milestone in the growth of the Company.

Asia Pacific and Eastern Europe remain the most active regions with many new opportunities. Our strategic goal to move into the US cable market was given a major boost with the launch of CableVision in New York, and our cooperation agreement with Motorola. However, broader penetration of the US cable market is still a challenge on which we remain focused. The cable markets in Western Europe and Latin America are currently on hold, as the economic difficulties of the cable operators are being sorted out.

> Our performance in the last financial year reflects continued progress in our strategy of winning new conditional access platforms and developing interactive applications for our existing customer base.

Interactive TV has become a significant part of the broadcasting mix. NDS has maintained its early leadership, developing interactive content for the European operations of QVC, MTV and Nickelodeon. Bloomberg, the financial information company, has selected NDS as its global strategic development partner for interactive TV services. This year, together with MTV, we won the Best Use of Interactive TV award at Revolution 2002 as well as The Special Award for Innovation given by New Media Age magazine.

There has also been significant growth from our Orbis betting technology subsidiary, with major gains in the UK and Australia, which is reflected in our New Technologies revenues. Orbis's OpenBet software received industry recognition as the best sports gambling application.


CCTV

SkyLife, a digital DTH satellite service in Korea, launched on 6 March 2002 in record time. SkyLife selected a full range of NDS products, including NDS Core, our set-top box middleware. Already used in more than 2.8 million set-top boxes worldwide, it delivers an impressive range of functionality at a relatively low cost. NDS also provided system integration services, as well as support for four Korean set-top box (STB) manufacturers to enable them to ship STBs at the launch. NDS has established a STB integration center in Korea to work with local manufacturers for both local and international markets.

We are pleased that the NDS smart card production plants in Maidenhead UK and Lake Forest USA have been awarded ISO9001:2000 registration. This follows recent audits by the BSI (British Standards Institute), an internationally respected registration body.

The acquisition of VISIONIK, a leading expert in digital interactive applications, allows NDS to quickly establish a presence in the games sector and complements our existing interactive offerings, including interactive sports, music, news, quizzes and betting applications. This acquisition enables us to offer customers an enhanced range of solutions to grow their revenues per subscriber. The VISIONIK acquisition is especially complementary to the leading transaction solutions offered by Orbis. Together they will be able to offer comprehensive solutions for interactive gaming and betting.

Our relationship with DIRECTV in the United States entered a new phase. They informed us that they would transition towards the "in house" provision of conditional access services for the US satellite platform. We will continue to supply a large number of fourth generation smart cards until August 2003. It is important to note that this change does not affect our relationship with DIRECTV Latin America which is governed by a separate agreement.

We are focused on delivering technologies that will make digital a compelling consumer experience.

This overview would not be complete without comment on the lawsuit that was issued on 11 March 2002 by Groupe Canal+ S.A., subsidiaries of Vivendi Universal Group. Our response was vigorous and stated that we believe the claims to be baseless. NDS asked a federal judge to dismiss the lawsuit and, if any portion of the lawsuit is permitted to proceed, to transfer the action to the District Court where the proper venue lies. NDS's motion to dismiss the lawsuit argues "Canal+ designed its complaint to lay the blame for its financial woes publicly on NDS". The motion explains that there is no legal basis for any of the eight claims listed in the Canal+ complaint and that the entire lawsuit should therefore be dismissed. These motions are pending.

Digital will change the television experience

We continue to believe that digital technology will fundamentally change the television viewing experience. Fewer than 10% of the world's TV households enjoy digital television, and most of those still have very limited capabilities. In spite of the current difficulties the pay-TV industry is experiencing, we are confident that, as the capital markets recover, and the costs of the technology come down, the widespread adoption of digital will resume with renewed vigor. We are focused on delivering technologies that will make digital TV a compelling consumer experience based on three propositions:

Chief Executive's Strategy Review continued


Thank You For Your Order
QVC Active
Total Cost
Payment Method
Cheque
Order Reference
QVC Active

1. Offer wider choice and convenience. Digital television enables the operator to deliver a more appealing product with more channels, more movies and more sports. Our XTV™ technology, launched in 2001 in the UK as Sky+, enhances this experience, adding more choice and more convenience, while allowing viewers to watch what they want, when they want.

2. Make the viewing experience more engaging, informative and entertaining. This year, our enhanced TV and interactive sports applications were used by DIRECTV Latin America to broadcast the NFL Super Bowl in Mexico and the FIFA World Cup to Latin America. These events generated major audiences, reduced churn and gave our customer a significant competitive advantage in a highly competitive market. Other innovative applications developed in partnership with MTV, including voting, onscreen games and "sticker" applications, helped this TV pioneer sustain its edge, building audience share while generating additional revenues.

3. Deliver the most popular services and merchandise from the internet at the click of a button. The new QVC buy button allows subscribers on the Sky digital platform to buy at home using their remote control and the set-top box return path to complete a secure transaction. Banking applications introduced in Latin America have enjoyed strong take up by subscribers. In each case, the ease of use has been key to consumer acceptance.

By providing end-to-end systems, NDS can deliver the most value to customers. We have unparalleled experience in creating digital TV solutions, and our dedication to open systems enables us to drive down costs to the customer while providing the system that meets the operators' business needs.

Strategy update

The digital TV market is still in its infancy and offers great opportunities. We are a technology leader and innovator in this area and remain focused on our five-point strategy to enable us to make the most of the opportunities that lie ahead. Our strategy remains to:

1. Support current customers and help them grow their subscriber base.
2. Sell new applications and services to current customers.
3. Win new pay-TV customers, with a particular focus on cable.
4. Capitalize on the convergence of digital broadcasting and the internet.
5. Gain market share and expand reach through strategic alliances and acquisitions.

Supporting current customers to grow their subscriber base

NDS's success is tied directly to that of its customers. We continue to support our existing customers, offering scalable and reliable systems backed by strong local technical support. Our track record in protecting the revenue streams of our customers is second to none, and has been a key factor in the success of our customers. This is reflected in the strength of the subscriber growth of our customers, to 29.6 million at year end, an increase of 21%.

Sell new applications and services to current customers

We offer a rich array of sophisticated interactive applications, as well as our Value@TV™ interactive infrastructure, to help our customers differentiate their platforms. The UK's Sky digital, DIRECTV Latin America and Israel's Matav, Tevel and Yes, al launched numerous new interactive applications


sky guide 10.22am Fri 31
SKY+ PLANNER
The Osbournes VIEWED MTV
Interactive Q Music VIEWED Q
The Simpsons COPY Sky One
Racing Review/Li.. PART REC The Racing Chl
Live Racing VIEWED attheraces
Buffy The Vampire S.. RECORDED Sky One
Angel RECORDED Sky One
Sky News PART REC Sky News
sky

using NDS Value@TV. This exciting programing creates important market differentiation, and reduces churn in highly competitive markets.

Sky continued to roll out its Sky+ product launched last July. Based on XTV technology, Sky+ is the leading third generation PVR product and is offered as a premium service. In the US, Cablevision rolled out its iO digital services, providing additional interactive features to subscribers in the New York area.

MTV used NDS Value@TV interactive technology to create applications that tabulate votes for their Annual Music Awards, personalize their TV screens and play tennis on screen. Nickelodeon enabled their subscribers to vote for their favorite programs, which were shown at various points during the day.

Win new pay-TV customers with a focus on cable
This year, NDS has won many new contracts. In the first contract of its kind for Eastern Europe, Versatel, a cable operator in Moscow, selected NDS VideoGuard® conditional access to protect its digital content. CNS, Taiwan's leading cable TV service provider, selected NDS for conditional access, broadcast control and systems integration services.

The cable industry in the US and Europe is experiencing a period of consolidation. NDS has been promoting its message of "Digital Choice" in the US, trying to break the duopoly held by the two market leaders. In addition to open systems, NDS offers choices that save money, increase return on investment and accelerate payback. This message is beginning to take hold in the market.

In the People's Republic of China, NDS has provided a complete digital system, launched in May 2002, to the Sichuan Provincial Network, a major cable operator with over 7 million analog subscribers.

Our track record in protecting the revenue streams of our customers is second to none, and has been a key factor in the success of our customers.

Also in China, CCTV, the country's national broadcaster, implemented NDS VideoGuard to protect its content for distribution to the provincial cable systems.

SkyLife in Korea chose NDS VideoGuard conditional access and we integrated the end-to-end system, which successfully launched in March. This contract was signed and delivered in less than six months, and SkyLife had over 300,000 subscribers by the end of June 2002.

Capitalize on the convergence of digital broadcasting and the internet
NDS has been able to take advantage of the new business opportunities offered by the convergence of digital broadcasting and the internet.

Synamedia™, the innovative system that delivers video over IP, has recently won two contracts. In development since 2000, Synamedia enables broadcasters to reach TVs and PCs using IP delivery.

A new, exciting NDS MediaStorm™ application delivers the TV experience to PC users using the existing digital broadcasting infrastructures. This application helps broadcasters and platform operators expand their markets, add extra entries into the home and promote their brand - extending their reach and reducing churn.

Chief Executive's Strategy Review continued


GHOUL DUEL
VISIONIK

In June, NDS acquired the majority interest in, and obtained control of VISIONIK – the leading interactive TV application software company.

NDS has also developed AlertStorm, designed to be used during public emergencies. AlertStorm uses an existing digital broadcasting infrastructure to send critical messages including early storm warnings to TVs and PCs. A single system can be used to send messages to the general public as well as specially encrypted secure information to the police, firefighters and the national guard.

Orbis, the NDS betting technology company, has enjoyed great success this year - enabling us to achieve very strong growth in our New Technologies revenues. Orbis's OpenBet software is a scalable, secure and robust platform capable of handling millions of bets a day from thousands of users. It currently provides back office functions for an estimated 75% of internet and interactive TV betting in the UK. This year, Orbis signed long-term contracts with Ladbrokes in the UK, Wagerworks in the US - for use with MGM Mirage in its casino activities - Tattersalls, Australia's biggest on-line gaming site and Blue Square, a major internet betting operator in the UK.

Strategic alliances and acquisitions to gain market share and expand reach

In June, NDS acquired VISIONIK, the leading interactive TV application software company. Based in Denmark, but active worldwide, VISIONIK is a leading expert in digital interactive broadcast services and head-end software working across satellite, terrestrial and cable platforms. VISIONIK's expertise in interactive TV technology and entertainment includes enhanced games and set-top box applications currently running on more than 14 networks around the world. VISIONIK also creates interactive advertising, EPGs, messaging services, quiz shows as well as news, information, weather and transactional services. Their clients include Sky Active, Music Choice, DIRECTV Latin America, Austar, Chorus, TDC Kabel TV, Casema, Mediakabel, com hem and PrimaCom.

This past year signalled the launch of our "iPartners" program for developers who create new applications using our Value@TV™ infrastructure. We've also instituted the Neddies Award for excellence in interactive applications developed using NDS Core middleware. This year's winners included: Casino Games by Zone4Play, Games channel by GooMe and Customer Care application by TeleAmericas.

NDS and Motorola's Broadband Communications will combine certain products to offer cost-effective digital interactive television platforms to the global market. Motorola will offer the NDS iTV and conditional access solutions as an optional feature of its DVB-based interactive digital set-tops. The two companies are also currently in the process of developing a DVB Simulcrypt capability with NDS's Open VideoGuard™ conditional access solution.

NDS is committed to open solutions that give customers freedom of choice - especially in the area of set-top boxes. By licensing our technology, we help create competition. This year we have added UEC, Vbox Communications and Sagem to more than 40 manufacturers who license VideoGuard conditional access technology.



IBM is producing new PowerPC controller chips using our conditional access and XTV™ technology. In Asia Pacific, several new set-top box manufacturers are currently being qualified in order to join the team.

CSG Systems, a leading supplier of customer care and billing software, is integrating their software with VideoGuard conditional access.

NDS is developing new Bluetooth solutions for set-top boxes, facilitating t-commerce as well as advertising applications.

Technology to serve customer needs

We have maintained our significant investment in creating innovative solutions that help our customers remain competitive and generate revenues. At research centers around the globe, more than 750 engineers are focusing on core and new technologies.

We are working on new interactive business applications to help companies like Reuters and Bloomberg. We continue to work on content protection for digital rights management. At the same time, we help subscribers enjoy the benefits of digital TV through time shifting and improved Video On Demand. Our customers benefit from personalization and new advertising opportunities.

We are continuing to deliver on our strategy and expect the Company to move ahead.

Looking ahead

The past year has been one of the most successful for the Company, despite the difficult economic climate. Thanks to the growth of the business and careful cost controls at every level, we are continuing to deliver on our strategy and expect the Company to move ahead.

On behalf of the Board, I would like to thank all our employees for their hard work and support during the year. We continue to be at the forefront of technological change, and the work that we do today will contribute to the success of NDS tomorrow.

Dr. Abe Peled
Chairman and Chief Executive Officer.



Chief Financial Officer's Review

> Meeting our potential

The last twelve months have once again demonstrated the durability and resilience of the NDS business model. In a tough operating environment we have delivered another impressive set of results, with strong growth in revenue, margins and operating profits. This is the sixth year in succession that we have reported growth in all these key measures.

The tougher economic environment has impacted the subscriber growth and financial viability of our customers, particularly in Latin America and Israel, and the tightening of the capital markets has made both existing customers and prospects cautious in undertaking significant new investments. Nevertheless, we have continued to focus on driving revenue growth from existing customers and targeting key markets like Asia Pacific where we have made substantial progress. At the same time we have been continuing to invest heavily in research and development, particularly in areas that will be critical in the next phase of the digital pay-TV market. In the current environment, it is vital that we maintain a tight grip on our cost base and as a result, we have rationalised certain sales and marketing areas and reduced our capital investment.

Trading highlights

We have achieved another excellent set of results, reporting outstanding growth and record revenues and profits. Revenues grew by 12% to £241 million and operating profit before goodwill amortisation and exceptional items rose 23% to £53.9 million. Adjusted fully diluted earnings per share increased by 22% to 74.3 pence.

Revenue growth


£ million
250
200
150
100
50
0
95
96
97
98
99
00
01
02



New technology revenue growth as a percentage of total revenue 1999/2002


%
15
10
5
0
99
00
01
02

The main driver of revenue growth was the delivery of customer projects, both for conditional access customers (pay-TV operators) and new technologies customers (the channels). Conditional access, which accounts for 52% of our revenues, grew more slowly this year, up 2% to £125 million. Our customers grew their subscriber base by a total of 5.1 million net new subscribers with the DIRECTV, BSkyB, Israel and Korea platforms being the main drivers of that growth. In Latin America, pay-TV operators have experienced deteriorating economic conditions, which has led to a reduction in subscriber bases in some cases. We have also performed a smart card swap out for NetSat in Brazil and commenced the shipments of the new generation DIRECTV cards, which we expect to eventually result in a swap out of the whole population of subscribers.

Integration, development and support revenues increased by 14% to £43.7 million as a result of winning new contracts, such as SkyLife in Korea, and expansion of development and support contracts for many of our customers.

Licence fees and royalties revenues are a function of the number of set-top boxes being manufactured incorporating NDS technology and the number of new projects delivered in the year. Whilst project revenue continued to be strong, set-top box

Integration, development and support revenues increased by 14% to £43.7 million as a result of winning new contracts, such as SkyLife in Korea and expansion of development and support contracts for many of our customers.

manufacturers have become much more cautious and we have seen inventory levels being reduced.

This has lead to an overall reduction in licence fees and royalty revenue of 4% to £30.6 million. In the previous year, licence fees had included the second tranche of a "one-off" licensing deal with Microsoft for our NDS Core middleware software.

New technologies includes revenues from securing interactive services, data broadcasting, interactive applications, our personal video recorder technology (XTV™) and OpenBet interactive betting software. Because much of this revenue is similar to other categories like software development or royalties, we feel that it is important for investors to see how successful NDS is in achieving our strategy of becoming a leader in interactive applications.

This category of revenue has grown rapidly with revenues up 121% to £33.3 million and now accounts for 14% of revenues, up from 7% last year, and on track to reach our target of 15-20% of revenues. Orbis had an excellent year signing further licences and extensions of contracts with Ladbrokes and Blue Square and winning new customers like Rank and MGM Mirage. We have continued to work on data broadcasting projects for two customers and XTV was successfully deployed by BSkyB as part of the Sky+ service. Interactive applications projects have continued to grow, both for channels in the UK where we developed new applications for MTV and Nickelodeon, and for customers in Latin America, Israel, China and Spain.

Chief Financial Officer's Review continued



Revenue mix
(%)


Other
3
New technologies
Licence fees & royalties
13
Conditional access
52
Integration, development & support
18

The growth in our revenues and a 1.1% improvement in our gross profit margin, partly due to economies of scale, has enabled us to generate a gross profit of £158 million, up 14% on last year. Our strategy is to continue to make significant investment in research and development in order to maintain our leadership position in conditional access and to develop the products and services to build a significant presence in the interactive and enhanced television space.

R&D is our biggest category of expenditure and accounts for 28.5% of our revenues, down from 30% last year, and an increase in actual spend of 6% during the past 12 months. We have continued to invest in our development activities during the year, in particular in our new development centre in Bangalore, India. We now have over 750 engineers working in R&D and related activities including the 40 who joined us as part of the acquisition of VISIONIK.

We have undertaken a restructuring of our sales and marketing activities during the year which resulted in some headcount reductions and a reduction in our commitment to trade shows and exhibitions, one of our biggest marketing costs. We are now much more focused on a regional sales strategy, as well as more targeted marketing to specific customers. Nevertheless, we have continued to invest, particularly in Asia Pacific, and as a result our sales and marketing costs have increased by 10% to £15.9 million.

As last year, we have continued to maintain a tight control on our general and administration costs which have risen by only 3% this year. We have undertaken a strategic review of our worldwide locations, and as a result, have vacated a number of properties. This has resulted in a one-off exceptional charge of £2.3 million comprised of the future rental costs of unexpired leases, write off of leasehold improvements and other associated termination costs.

Canal+ litigation
On 11 March 2002, Canal+ Technologies filed a lawsuit against NDS in California, making various allegations against NDS in connection with the conditional access systems operated by Canal+. NDS has responded, stating that it believes the claims to be baseless, and has filed motions arguing that the lawsuit be dismissed. These motions are pending. As a result, NDS has incurred substantial legal and other costs of £1.6 million. These have been expensed in FY02 and have been treated as an exceptional item. No provision has been made for future costs or payments.

DIRECTV
Our contract to provide the conditional access system for DIRECTV expires in August 2003 and we have been advised by DIRECTV that they intend to take the provision of conditional access "in-house" following the expiration of the contract. DIRECTV is currently NDS's largest customer and accounted for 29% of revenue in FY02. We have significant resources devoted to supporting this customer.



DIRECTV is currently expecting to merge with Echostar and is awaiting regulatory approval. Until there is more clarity as to the final ownership and intentions of the merged entity, we are not in a position to assess the impact on NDS, nor determine the ongoing revenues after the contract expires or evaluate what changes we need to make to our cost base.

Acquisition

On 31 May 2002, we acquired VISIONIK A/S, a Danish company who develop and sell games applications for use on interactive television. VISIONIK is a leading expert in digital interactive broadcast services and head-end software working across satellite, terrestrial and cable platforms and has set-top box applications currently running on more than 14 networks around the world. The initial consideration paid is £5.6 million in cash, with additional consideration payable depending on the performance of VISIONIK over the next two years. We are delighted to have been able to bring the VISIONIK people, products and expertise into the Group, extending and complementing our interactive applications portfolio and we are confident that both existing and future customers will benefit from their technology.

Cash generation and balance sheet

We have seen another year of strong cash generation with free cash flow of £51 million, up from £36 million last year. We have used £6.6 million of this cash to fund acquisitions and we end fiscal 2002 with free cash balances of £93 million, an extremely strong balance sheet and no debt. We intend to remain vigilant for investment opportunities that will strengthen our leading position and extend our reach into our new markets and therefore intend to maintain a strong balance sheet to enable us to react rapidly if such opportunities arise.

Rick Medlock
Chief Financial Officer



Financial Review
Year ended 30 June 2002

NDS provides conditional access, broadcast control software and related products and services for the management, control and secure distribution of entertainment and information to televisions and personal computers. Our conditional access systems enable the secure distribution of content over a variety of broadcasting media including analog and digital television, the internet and other broadband networks. Conditional access systems enable broadcasters to manage and control the distribution of programs and information and to protect such content from signal theft. Other software and systems provide broadcasters and content providers with additional functionality and enable them to offer additional services. NDS's systems include software that is installed at the broadcasters' facilities as well as software and smart cards in set-top boxes, digital TVs and PCs. We generate additional revenues from the provision of interactive TV applications, betting applications for use on TV or via the internet, and data broadcasting solutions.

We also provide consulting, system design, integration, maintenance and support services to digital broadcasters and content providers. System integration includes both the selection of appropriate vendors and the integration of various components, including those of third party manufacturers, into a single operational broadcast system which also uses our conditional access and broadcast control software. Consulting services includes business consulting and technical assistance, as well as security design for interactive and other advanced services. Our software is licensed for use by broadcasters and others and generates initial licence fees and/or an ongoing royalty stream. Once customers' systems are operational, we may provide ongoing support and maintenance.

Revenues are derived from customers in the UK, Europe and the Middle East, the US, Latin America and the Asia Pacific region. Our operations are located principally in the UK, Israel and the US. We also have sales and customer support facilities in other countries where our customers and potential customers are located. We have research and development centres in the UK, Israel, India and China. During the year we acquired VISIONIK A/S, whose business of developing games for interactive television is in Copenhagen, Denmark.

We consider that NDS operates as a single segment and the business is managed as such. There are no separate divisions or profit centres. To assist in assessing the financial performance of the business, we have identified a number of revenue streams and cost categories. Elements within each line item are measured according to our accounting policies which are set out in Note 1 of our financial statements.



Revenues

We have identified four principal revenue streams of the business: conditional access revenues; integration, development and support fees; licence fees and royalties; and revenues from new technologies.

Conditional access revenues

Conditional access revenues from a particular broadcaster are generally related to the number of subscribers to the broadcaster's systems. Contracts with customers typically provide for a long-term supply of smart cards and the provision of conditional access services to preserve the security of the system. The volume of smart cards supplied depends on demand by consumers for set-top boxes which enable the viewer to receive a broadcaster's programs and services. The nature and extent of the security services vary by customer and are reflected in the fees paid, which are typically determined by the number of smart cards. Thus, a significant proportion of the growth in conditional access revenues is driven by the rapid growth in the underlying subscriber bases of our broadcaster customers.

Conditional access revenues consist of sales of smart cards and the receipt of subscriber fees. Smart cards are sold to the broadcaster at an agreed unit price for distribution to, and use by, their subscribers. In some circumstances, we receive fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. The extent of services provided to maintain the security of the conditional access systems will vary between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. In other cases, a broadcaster may purchase new cards for all his subscribers at an agreed price, which may be discounted to reflect the size of an order and the fact that the development of the replacement cards has been paid for separately.

Integration, development and support revenues

Integration, development and support consists of activities such as software development and adaptation; design, implementation and project management of broadcasting systems; and ongoing support and maintenance of software and broadcaster systems. Integration, development and support fees are related to our ability to obtain new customers or systems and technology and to provide sufficient resources to accept a new contract. Such revenues are determined by contractual negotiation and depend on the amount of time required to manage the integration, customise or develop the software and also on the level of support and assistance required by the customer.

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Contracts for the initial supply of a system will typically be followed by separate contracts for system enhancements and additional features. Support and maintenance contracts typically involve negotiation of a fixed periodic fee over the term of the contract.

Financial Review continued

Licence fees and royalties
We derive licence fees and royalties from licensing technology to broadcasters for use in their head-end and to set-top box manufacturers. Licence revenues are dependent upon our ability to obtain new customers for proprietary technology and upon the ongoing needs of customers to expand their services or upgrade their systems to more sophisticated technology. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Royalties are generally a function of the number of set-top boxes manufactured, which in turn is dependent upon the ability of the broadcaster or service provider to generate new subscribers.

New technologies
We have developed, and are marketing, new technologies which offer the broadcaster or channel operator the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include interactive applications, data broadcasting to personal computers and the use of our technologies to manage and control the secure distribution of digital content via broadband networks. Revenues under this category are in the form of development fees, licence fees and royalties per subscriber or user. These are typically earned on the successful deployment of technology to a customer or on the manufacture of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance, which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality.

New technologies includes revenues derived from Orbis Technology Limited ("Orbis"), which we acquired on 1 December 2000. Orbis's main product is its OpenBet software which enables bookmakers to offer their services over the internet and via interactive digital television. As well as controlling the user interface, it also manages the back-office functions and has multi-currency and multi-lingual capabilities. OpenBet is used by many of the UK's leading bookmakers and has been sold to customers in the Asia Pacific region.

New technologies also includes revenues derived from VISIONIK A/S ("VISIONIK"), which we acquired on 31 May 2002. VISIONIK develops and sells games for use on interactive television and these have been sold in the UK, Europe and Latin America.

The new technologies' revenue stream depends upon us developing and selling applications for use by platform operators and channel providers, and the take-up by the end consumer of the new services and functions offered by the service provider.

Expenses
Expenses consist of cost of sales, sales and marketing expenses, research and development costs and general and administration expenses. The largest element of our total operating expenses is personnel costs.

Cost of sales
Cost of sales primarily consists of the physical and processing costs of smart cards, personnel costs incurred in the provision of service, and royalties paid to owners of certain technologies which we utilise.

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micromodule which houses the computer chips, and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design their embedded computer chips, arrange for their manufacture and assembly by third party suppliers and then program the smart cards with proprietary software. Component costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the volume of smart cards purchased and processed in any period.

Cost of sales also includes an appropriate provision towards the cost of replacing smart cards where we have agreed to assume this liability and the obligation is reflected in the fees charged to the customer. The amount provided to replace a card population in any period is matched with revenues earned over the life of the card to be replaced.

Personnel costs included in cost of sales are largely determined by the time spent by relevant staff in fulfilling customer contracts. Costs include an allocation of direct overheads.

Royalty costs are payable under their licensing agreements with third parties for the use of technology incorporated in our products. Such royalties are typically a function of relevant revenues.

Sales and marketing
Sales and marketing expenses mainly consist of personnel and related costs of sales and marketing staff in the UK, US and the Asia Pacific region.

Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development
Research and development costs consist mainly of personnel and related costs from staff in Israel, the UK, China and India who are developing our technology. This caption also includes the operating costs of Orbis and VISIONIK. Costs include consumables and the depreciation of equipment used in development and test activities. All research and development costs are written off in the period in which they are incurred.

General and administration
General and administration expenses consist primarily of personnel, facilities, infrastructure and administration costs. A separate element of general and administration cost is foreign exchange gains and losses. As an international business, NDS transacts with customers and suppliers in a number of currencies and is therefore exposed to gains and losses arising on the translation of monetary assets and liabilities denominated in currencies other than pounds sterling.

Amortisation of intangible fixed assets
Our assets include goodwill and other intangible assets arising on the acquisition of the businesses which together comprise the NDS Group. This includes goodwill and other intangible assets acquired with Orbis and VISIONIK.

Financial Review continued

Results of operations

The results of the operations for the two years ended 30 June 2002 are presented and analysed below according to the revenue streams and cost categories identified above. This analysis is intended to complement the information contained in the audited financial statements, and is designed purely to aid discussion of the financial performance of NDS. The measurement of revenues and costs is in accordance with our accounting policies.

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Revenues		
Conditional access	**125,068**	122,862
Integration, development & support	**43,737**	38,282
Licence fees & royalties	**30,615**	31,870
New technologies	**33,338**	15,069
Other revenue	**8,030**	7,545
Total revenues	**240,788**	215,628
Cost of sales		
Smart card & changeover provisions	**(49,160)**	(41,983)
Operations & support	**(23,300)**	(23,681)
Royalties	**(4,397)**	(5,258)
Other	**(6,250)**	(5,754)
Total cost of sales	**(83,107)**	(76,676)
Gross profit	**157,681**	138,952
Gross profit %	**65.5%**	64.4%
Operating expenses, excluding amortisation of intangibles and exceptional items		
Sales & marketing expenses	**(15,876)**	(14,417)
Research & development	**(68,738)**	(65,164)
General & administration	**(17,793)**	(17,291)
Foreign exchange gains (losses)	**(1,403)**	1,690
Total	**(103,810)**	(95,182)
Operating income, before goodwill amortisation and exceptional items	**53,871**	43,770
Operating income %	**22.4%**	20.3%
Amortisation of intangibles	**(7,350)**	(4,590)
Exceptional items	**(3,826)**	-
Operating profit	**42,695**	39,180
Share of associate's operating profit	**21**	5
Net interest income	**2,513**	2,098
Profit on ordinary activities before tax	**45,229**	41,283
Taxation	**(14,551)**	(12,154)
Net profit	**30,678**	29,129

Page 39 of 110



Commentary on year ended 30 June 2002 compared to year ended 30 June 2001

Revenues

Revenues increased by 12% to £240.8 million in fiscal 2002 from £215.6 million in fiscal 2001.

Conditional access revenues increased by 2% to £125.1 million in fiscal 2002 from £122.9 million in fiscal 2001. Weaker demand for smart cards from customers in Europe and Latin America was offset by initial sales to SkyLife in Korea and the start of a planned card changeover for DIRECTV. The latter has been undertaken to preserve the security of and increase the functionality of DIRECTV's conditional access system and will continue into fiscal 2003. In fiscal 2001 we undertook planned card changeovers for two customers in Latin America and for a third customer in fiscal 2002. In fiscal 2001 we also benefited from the completion of the transition of BSkyB's analog subscribers to its digital system. As of 30 June 2002, our customers had approximately 29.6 million subscribers compared to 24.5 million at 30 June 2001, an increase of 5.1 million or 21% in the year. Total conditional access revenues therefore reflect a combination of a small decline in the volume of smart cards supplied, which is compounded by lower prices charged to DIRECTV, due to volume discounts, and rising subscriber fees, which are typically a function of a broadcaster's customer base.

Integration, development and support revenues increased 14% to £43.8 million in fiscal 2002 from £38.3 million in fiscal 2001. Income was earned in the year for developments and enhancements to major systems installed in previous periods, as well as from long-term ongoing support and maintenance contracts. We have also earned revenues from integrating our technology with many different manufacturers of set-top boxes and components for use in consumer devices. Most of our platform customers now have long-term support contracts. Revenues have been recognised on new systems completed in the year for SkyLife in Korea and CCTV in China. Software and system enhancements have also been developed for DIRECTV, BSkyB and various customers in Asia Pacific. We work with an increasing number of set-top box manufacturers and typically charge for integrating our software into their products. It remains our strategy to work with multiple set-top box manufacturers on each platform to boost competition, thereby reducing set-top box costs in order to increase subscriber penetration.

Licence fees and royalty income declined by 4% from £31.9 million in fiscal 2001 to £30.6 million in fiscal 2002. Royalty income is a function of by demand for set-top boxes, which in turn is driven by the underlying growth in customers' subscriber bases, as well as some element of consumers replacing or upgrading their set-top boxes. The latter effect has gone some way to offset the effect of lower subscriber growth. An increasing proportion of royalty income is derived from set-top box middleware and NDS-developed electronic program guides. Licence fee income is driven by delivered systems and in some cases by a platform reaching certain thresholds. The overall small decline partly reflects the recognition in fiscal 2001 of a final payment from Microsoft for a licence to use and develop our set-top box middleware.

Financial Review continued

Revenues from new technologies more than doubled from £15.1 million in fiscal 2001 to £33.3 million in fiscal 2002. The prior year included only seven months contribution from Orbis. Several new licence agreements have been signed during the year for OpenBet software, including Ladbrokes, Rank and Wagerworks. These agreements should also generate income in future years as work progresses and our revenue recognition criteria are met. Revenues in this caption also include initial amounts received in respect of our XTV™ personal video recorder technology, which is used by BSkyB for their Sky+ service. We have recognised revenue in new technologies for interactive applications supplied to platforms such as DIRECTV Latin America, and Sky Latin America and channels such as MTV, Music Choice, Nickelodeon, Discovery, QVC, Teletext and CCTV in China. We continue to earn fees for the authentication and authorisation of interactive services on the BSkyB platform, which are driven by underlying subscriber numbers.

Other revenues include income earned from managing the personalization, fulfilment and distribution of smart cards for certain customers and hardware supplied to customers as part of an overall system.

Cost of sales

Cost of sales increased to £83.1 million in fiscal 2002 from £76.7 million in fiscal 2001, an increase of 8%. Overall this is a result of higher revenues. Gross profit as a percentage of revenues improved from 64.4% in fiscal 2001 to 65.5% in fiscal 2002, as a result of economies of scale and through higher revenues from new technologies, some of which have been generated for no incremental cost. We also benefited from the full year effect of a reduction, agreed during fiscal 2001, in the royalty payable to owners of patents licensed by NDS. Margins from sales of smart cards are lower, mainly as a result of lower prices charged to DIRECTV. Costs of operations and support, which are largely a function of staff costs, show a small reduction in fiscal 2002 as a result of redeployment of staff and cost control.

Operating expenses

Sales and marketing

Sales and marketing expenses increased by 10% to £15.9 million in fiscal 2002 from £14.4 million in fiscal 2001. As a percentage of revenues, sales and marketing costs have decreased marginally from 6.7% to 6.6%. The full-year effect of headcount increases, initiated in 2001 to deal with the increasing depth and breadth of our product offerings, has been partially offset by our decision during 2002 to scale back our presence at trade exhibitions and reduce other marketing activities.

Research and development

Research and development expenditure increased by 5.5% to £68.7 million in fiscal 2002 from £65.2 million in fiscal 2001. As a proportion of revenue, research and development has decreased from 30.2% to 28.5% of total revenues. Part of the absolute level of expenditure is due to the full-year effect of the Orbis acquisition. We have made targeted increases of staff involved in some areas, especially related to set-top box technologies and have expanded headcount in lower-cost regions, such as China and India.



Conditional access technology remains the core of our business and we continue to invest heavily to ensure that our products remain robust and current. Piracy is a continuous threat to our customers' revenues and it remains our key objective to exploit the best of new developments in areas such as algorithm development, secure chip design and electronic counter measures. We have continued to invest heavily in the development of XTV™ and other tools required by broadcasters and content providers to exploit the interactive capabilities of digital television. We have also invested in joint projects with set-top box manufacturers to accelerate the commercial availability of XTV-enabled decoders and decoders specifically designed for the cable market. We are working with a number of companies to develop products incorporating our MediaStorm™ and Synamedia™ technologies for use in broadband applications. We are also examining ways in which our conditional access expertise might be applied to digital rights management and digital storage media. During the year we have expanded our research and development facilities in Bangalore, India and in Beijing, China. As well as developing applications specifically for those markets, these facilities enable us to make use of cost-effective talent available in these labour markets.

General and administration

General and administration costs (which exclude charges for the amortisation of intangible fixed assets, foreign exchange gains and losses, and exceptional costs) increased by 3% to £17.8 million in fiscal 2002 from £17.3 million in fiscal 2001. As a percentage of revenue, these costs fell slightly from 8.0% to 7.4%. Underlying costs increased as a result of the full-year effect of our move to a new headquarters facility in the UK in 2001 and from moving from two sites in the Southampton area to a single new facility nearby.

Foreign exchange losses

During fiscal 2002 we incurred foreign exchange losses of £1.4 million, compared to a gain in fiscal 2001 of £1.7 million. These arise from revaluing our monetary assets and liabilities and from movements in exchange rates between issuance or receipt of invoices and subsequent payment. Around 64% of revenues and 57% of costs are denominated in currencies other than sterling. Although the average exchange rates for fiscal 2002 were very similar to those for fiscal 2001, the US dollar devalued against sterling quite markedly during the year, and especially in the fourth quarter. Therefore, although currency movements have not had a significant impact on reported revenues or operating costs, they have had a material effect on our June 2002 net assets. We have not, to date, entered into any derivative contracts to hedge foreign exchange exposure because of the uncertainty in timing of actual receipts and payments. Rather, we have adopted a policy of converting surplus non-sterling cash into sterling on the spot market as and when such surpluses have arisen. The policy is reviewed as circumstances change.

Financial Review continued

Operating income before amortisation of intangible fixed assets and exceptional costs
Management regard operating income before amortisation of intangible fixed assets and exceptional costs as a key measurement of performance. The factors outlined above have resulted in an increase in this measure of profitability of 23% to £53.9 million in fiscal 2002 from £43.8 million in fiscal 2001. As a percentage of revenues, this measure has increased from 20.3% to 22.4%.

Amortisation of intangible fixed assets
Charges for the amortisation of intangible fixed assets have risen from £4.6 million in fiscal 2001 to £7.4 million in fiscal 2002. This is due to the effects of the acquisitions of Orbis in 2001 and of VISIONIK in 2002. The Orbis acquisition involved payments to the vendors which were dependent on the revenues and profitability of the business for the two years ended 31 March 2002. Due to the full achievement of earn-out targets, the final amounts to be paid are higher than the estimates used in the 2001 accounts and goodwill was revised upwards by £8.2 million. The amortisation charge this year covered a full twelve months (against seven last year) as well as an increase in the total goodwill to be amortised over its remaining estimated useful life.

In May 2002 we completed a series of transactions which resulted in the acquisition of VISIONIK. The assets acquired included intellectual property rights and goodwill with an estimated fair value together totalling some £8.5 million. The intellectual property rights are being amortised over three years and the goodwill over seven years. The estimate of the total consideration, and therefore goodwill, is dependent on the revenues and profitability of the underlying business for the two years ending 31 May 2004. Adjustments to goodwill may be made in future periods depending on the outcome of these measures. Further details are given in Note 9 of the consolidated financial statements.

Exceptional costs
During the year, we have incurred exceptional costs of some £3.8 million. Of this, £1.6 million relates to the Canal+ litigation up until 30 June 2002. Further details are given in Note 25c of the consolidated financial statements. A further charge of £2.2 million has been recorded following a review of our operating locations worldwide and our needs for the future. As a result, three offices have been vacated. The provision includes future lease payments on properties which we will probably be unable to sub-let and certain other costs relating to termination of contracts.

Operating profit
The factors outlined above have resulted in an increase in operating profit of 9% to £42.7 million in fiscal 2002 from £39.2 million in fiscal 2001.

Non-operating items
In fiscal 2002 we earned net interest income of £2.5 million on cash balances compared to £2.1 million in fiscal 2001. Our net free cash balances have increased in the year but this has been offset by reductions in interest rates.

During fiscal 2002, profits from our 40% share in ADSR Ltd amounted to £21,000, compared to £5,000 in fiscal 2001. ADSR provides electronic chip design and security services.



Taxation
The effective tax rate increased to 32.2% of profits in fiscal 2002 from 29.4% of profits in fiscal 2001. The increase in the effective tax rate is due to the increase in non-deductible charges for the amortisation of goodwill.

Liquidity and capital resources
Net free cash increased to £93.3 million at June 2002 from £51.0 million at June 2001. As at 30 June 2002 we had no net debt.

Cash inflow from operating activities increased from £54.0 million in fiscal 2001 to £67.9 million in fiscal 2002, an increase of 26%. Higher inventory balances have been more than compensated by increases in trade payables and customer deposits. Our absolute level of trade receivables at June 2002 is similar to that at June 2001, despite a 12% rise in revenues. Interest cash flows were in line with the impact on earnings in both years. Tax payments in fiscal 2002 were proportionately higher than the increase in the tax charge because of the transitional arrangements of a scheme in the UK to accelerate tax payments for larger corporations. Capital expenditure and the associated cash flows were lower than in fiscal 2001 as a result of reduced investment and cost control.

The acquisition of VISIONIK involved minimal cash payments as of June 2002, but £5.2 million will be paid within the first half of fiscal 2003. This amount is broadly covered by restricted cash held in escrow as at June 2002. The loan notes of £14.4 million that we issued in fiscal 2001 (as part of the acquisition of Orbis) were repaid in June 2002 out of restricted cash deposits equal to the nominal value of the loan notes outstanding, which were deposited with our bankers to support various guarantees, from which we have now been released.

As at 30 June 2002 we had an unused facility to borrow up to £30 million from companies within the News Corporation Group. We also had commitments for capital expenditure and investment of approximately £1.8 million.

Financial risk factors
Foreign exchange
We operate in international markets and have an operational presence in several countries. Accordingly we have substantial transactions which are denominated in US dollars as well as in our reporting currency of pounds sterling. We view these two currencies as being the two main currencies of international trade and will enter into contracts denominated in either currency. All material contracts with customers in Latin America and the Asia Pacific region (except Australia) are denominated in US dollars. From time to time, commercial pressures have resulted in contracts being entered into in other currencies, mainly Australian dollars and euros. Therefore our financial performance is exposed to risks associated with fluctuating exchange rates.

Gains or losses, arising on the realisation or re-translation of monetary assets and liabilities as a separate element of operating costs, are explained more fully in the accounting policies within the financial statements.

In fiscal 2002, approximately 59% of revenues, having a sterling-equivalent value of £143 million, were denominated in US dollars (fiscal 2001: 65%, £138 million). Approximately 4% (2001: 1%) of revenues were denominated in currencies other than sterling or US dollars. A substantial proportion of operating costs are denominated in US dollars, principally the costs of the Israeli and US operations and the purchase of some components for smart

Financial Review continued

cards. A number of suppliers are paid in euros. In fiscal 2002, costs of £81 million (44% of total costs) were denominated in US dollars and £19 million (10% of total costs) were denominated in euros. Substantially all of the remainder of costs were denominated in sterling. The equivalent figures for fiscal 2001 were: US dollars - £107 million or 62% of total costs, euros - £14 million or 8% of total costs with substantially all of the balance of costs being denominated in sterling.

Movements in foreign exchange rates generated foreign exchange losses of £1.4 million in fiscal 2002 against gains of £1.7 million in fiscal 2001 for the reasons outlined in the discussion of our financial performance in the year. Receipts and payments in currencies other than sterling or US dollars have been converted to/from sterling on the spot market as required. Cash balances denominated in US dollars in excess of the foreseeable requirements have been converted into sterling on the spot market. We monitor our exposure to currency fluctuations and have considered whether it is appropriate to enter into derivative contracts to minimise the effects of currency fluctuations. To date, we have not entered into any hedging transactions in respect of currency fluctuations.

Inflation
Inflation has not had any significant impact on the results of operations during the two years ended 30 June 2002.

Credit risk
We are exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of our revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses, which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. We reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year, three customers have ceased trading due to insolvency and a bad debt expense of £1.8 million has been recorded.

Liquidity risk
During the year ended 30 June 2002, we have had net cash balances and no borrowings. Our policy is to use borrowing facilities available from News Corporation to manage short-term cash needs should this become necessary.

Interest rate risk
As at 30 June 2002, our only debt-like instrument related to obligations to make the payments due to the vendors of VISIONIK. Interest accrues on this



obligation and is broadly matched by interest receivable on cash deposited in escrow as support for these obligations, such that there is no fixed interest rate risk.

Cash balances in excess of immediate requirements have been placed on short-term deposit with a number of banks. The bulk of cash deposits are sterling-denominated and have a notice period for withdrawal of seven days. Other cash balances have been invested on overnight deposit. Our policy is to review the available options for minimising interest rate risk as and when the need arises.

Additional quantitative information is given in Note 28 to the financial statements.

Going concern
After making enquiries, the Directors have a reasonable expectation that NDS has adequate resources to continue in operational existence for the foreseeable future. For this reason we continue to adopt the going concern basis in preparing the financial statements.

Corporate Governance
NDS is committed to high standards of corporate governance. The Board of Directors is accountable to shareholders for good corporate governance.

Board of Directors
Our Board of Directors currently comprises seven Directors, five of whom were appointed by The News Corporation Limited and are not subject to retirement by rotation. Two independent Non-Executive Directors, Julian Brodsky and Peter Powers are subject to retirement by rotation. Based on its current beneficial share ownership, The News Corporation Limited has the power to appoint and remove any Director.

Apart from Abe Peled, President and Chief Executive Officer, none of the Directors has a service contract with the Company. Abe Peled is employed by NDS Group plc under a service agreement dated 1 December 1999 for a term of three years. At the end of the three year period the employment contract is automatically extended for a further year unless either party gives 12 months written notice not to extend. On termination, one year's salary is payable if the Company terminates the contract for reasons other than cause or death.

Directors are eligible to participate in employee share options schemes, details of which are given in Note 18c of the financial statements. Directors' interests in the shares of the Company are disclosed in the Directors' Report and their remuneration is disclosed in Note 6d of the financial statements.

Audit Committee
Members of the Audit Committee are Julian Brodsky (Chairman), Peter Powers and David DeVoe (Chief Financial Officer of The News Corporation Limited).

The Audit Committee is expected to meet not less than twice a year and has met three times since the last Annual General Meeting. Its purpose is to consider and recommend the appointment of auditors, approve the audit fee, consider any

Financial Review continued

questions of resignation or dismissal of the auditors, discuss with the auditors the nature and scope of the audit, review the quarterly and annual financial statements before submission to the Board of Directors, discuss problems and reservations, if any, arising from interim and final audits and any other matters the auditors may wish to discuss, review the auditors' management letter and management response, consider internal controls, review the work of the internal audit team and, if requested by the Board of Directors, review potential conflicts of interest.

Remuneration Committee

Members of the Remuneration Committee are Peter Powers (Chairman), Julian Brodsky and David DeVoe.

The Remuneration Committee is expected to meet not less than once a year and has met once since the last Annual General Meeting. Its purpose is to approve and recommend to the Board of Directors the hiring and remuneration of any Executive Directors and Senior Executive personnel. In particular, the Remuneration Committee is required to approve any new service agreement with any Executive Director.

Internal control

The Board of Directors is responsible for our system of internal control, which comprises a process for identifying, evaluating and managing the risks we face and for reviewing its effectiveness. The primary aim is to operate a system which is appropriate to the business and which can, over time, increase shareholder value whilst safeguarding our assets. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Our system of internal control and risk management consists of regular self-assessment encompassing all parts of the business and preparation of a remedial action plan, as appropriate. Significant risks are also reviewed by the Audit Committee and by the Board. In addition to this process, the following key elements are critical to the overall internal control environment:

- an organisation structure with clear operating procedures, defined lines of responsibility and delegated levels of authority;
- the adoption of "Standards of Business Conduct". These confirm NDS's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Company intends that all Directors, officers and employees of the Company and its subsidiaries follow the spirit, as well as the letter, of those standards. This is communicated to each new Director, officer and employee;
- a comprehensive strategic planning, financial control and budgeting system, which is properly documented and regularly reviewed; and
- a disciplined acquisitions and divestments due diligence process and post-acquisition integration program.

The Audit Committee has out-sourced an internal audit function to the Internal Audit group of The News Corporation Limited. This group operates on a global basis and plays a key role in providing an objective view and continuing assessment of the effectiveness of the internal control systems throughout NDS to operating management, the Audit Committee and the Board of Directors. The work program of this function is agreed annually in advance and revised as appropriate. It is focused on the areas perceived to be of greatest risk to NDS. Its reports on work undertaken in fiscal 2002 and to date have not identified any significant weaknesses in internal control.

Directors' Report

Year ended 30 June 2002

The Directors present their Annual Report on the affairs of NDS Group plc ("the Company") and its subsidiary undertakings (together, "NDS" or "the Group"), together with the Financial Statements and Auditors' Report for the year ended 30 June 2002.

Activities

The Chief Executive Officer's Strategy Review, the Chief Financial Officer's Review and the Financial Review elsewhere in this Annual Report discuss the principal activities of NDS, its financial and operating performance during the year and the future developments of the business.

Results and dividends

The profit on ordinary activities after taxation was £30,678,000 (2001: £29,129,000). It is the policy of the Directors to retain profits for the future development of the business and accordingly no dividends have been paid or are proposed (2001: Nil).

Share capital

Details of changes in the share capital of the Company during the year are given in Note 18a to the financial statements.

On 4 September 2002, a subsidiary of The News Corporation Limited held all of the Series B ordinary shares and the deferred shares. Substantially all of the Series A ordinary shares are held by The Bank of New York as custodian and to support American Depositary Receipts ("ADRs") issued by The Bank of New York. No owner of ADRs had an effective interest in more than 3% of the total share capital of the Company.

During the year, the share price ranged between $8.45 and $37.35 and the price on 30 June 2002 was $12.00 (being the closing prices of ADRs as quoted on the Nasdaq National Market).

Authority to issue shares

At the last Annual General Meeting, shareholders authorised the Directors, pursuant to section 80 of the Companies Act 1985, to allot relevant securities representing the whole of the authorised but unissued share capital of the Company for a period expiring on 25 October 2006. At the same time, the Directors were empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities for cash without first being required to offer them to existing shareholders. It is the Directors' intention to seek annual renewal of these authorities and accordingly resolutions will be proposed at the Annual General Meeting to renew these authorities until 28 October 2007.

Directors and their interests

The Directors who served during the year and up to the date of this report were as follows:

Abe Peled	Executive Director, President and Chief Executive Officer
Chase Carey (1)	Non-Executive Director
David DeVoe	Non-Executive Director
James Murdoch	Non-Executive Director
Lachlan Murdoch (2)	Non-Executive Director
Arthur Siskind	Non-Executive Director
Julian Brodsky	Independent Non-Executive Director
Peter Powers	Independent Non-Executive Director

(1) Chase Carey resigned as a Director on 30 January 2002.

(2) Lachlan Murdoch was appointed as a Director on 1 February 2002.

Directors' Report

Arthur Siskind, David DeVoe, James Murdoch and Lachlan Murdoch are Directors of The News Corporation Limited, the party which exercises ultimate control over the Company. Chase Carey was a Director of The News Corporation Limited. None of these Directors has any interest in shares or option over shares in the Company. Interests of these Directors in shares and options over shares in The News Corporation Limited are disclosed in the annual report of that company which is available to the public.

Abe Peled is a member of The News Corporation Executive Committee. As of 30 June 2002, Abe Peled owned no shares in the Company (30 June 2001: none). As at 30 June 2002 he had 604,500 options to purchase Series A ordinary shares in the Company (30 June 2001: 548,500). During the year he was granted 56,000 options; he exercised no options during the year and none of his options lapsed. Options held at 30 June 2002 had an average exercise price of $17.02 and expire between 21 May 2007 and 3 October 2011. As of 4 September 2002, 396,500 options were vested. As at 30 June 2002, he also had 287,000 options over Preferred Limited Voting Ordinary Shares in The News Corporation Limited (30 June 2001: 287,000). As at 30 June 2002, he owned no shares in The News Corporation Limited (2001: none).

As of 30 June 2002, Julian Brodsky owned no shares in the Company (30 June 2001: none). As of 30 June 2002, Julian Brodsky had 15,000 options to purchase Series A ordinary shares in the Company (30 June 2001: 10,000). During the year he was granted 5,000 options; he exercised no options during the year and none of his options lapsed. Options held at 30 June 2002 had an average exercise price of $33.97 and expire between 21 May 2007 and 3 October 2011. As of 4 September 2002, 3,750 options were vested. As at 30 June 2002, he also owned 1,000 shares in The News Corporation Limited (2001: 1,000).

As of 30 June 2002, Peter Powers owned no shares in the Company (30 June 2001: none). As of 30 June 2002, Peter Powers had 15,000 options to purchase Series A ordinary shares in the Company (30 June 2001: 10,000). During the year he was granted 5,000 options; he exercised no options during the year and none of his options lapsed. Options held at 30 June 2002 had an average exercise price of $33.97 and expire between 21 May 2007 and 3 October 2011. As of 4 September 2002, 3,750 options were vested. As at 30 June 2002, he owned no shares in The News Corporation Limited (2001: none).

In accordance with the Company's articles of association, Peter Powers will retire from office at the Annual General Meeting to be held on 28 October 2002 and, being eligible, will offer himself for election. He does not have a service agreement with the Company.

Employee matters
The Company keeps employees informed on matters affecting them as employees and on various factors affecting the performance of the Company. Applications for employment from disabled persons are considered on their own merits. Should an employee become disabled, the Company will attempt to provide continuing employment if practical.

Suppliers' payment policy
NDS's policy is to agree terms of payment with its suppliers in advance and settle invoices in accordance with those terms. The Company has no trade creditors and so the number of creditor days outstanding at the year end was nil.

Donations
The Company made no political donations during the year (2001: none). Charitable donations amounted to £90,000 (2001: none)

Directors' Report

Directors' responsibilities
Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group, and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors
On 23 April 2002, Arthur Andersen resigned as auditors of the Company. In accordance with section 394(1) of the Companies Act 1985, they confirmed that there were no matters which should be brought to the attention of shareholders or creditors of the Company. After due consideration, the Audit Committee recommended that Ernst & Young LLP fill the vacancy and the Directors appointed them as auditors with effect from 23 April 2002. A resolution to confirm the appointment of Ernst & Young LLP and to authorise the Directors to fix their remuneration will be put to the Annual General Meeting.

By order of the Board

C R K Medlock
Company Secretary
4 September 2002

One London Road
Staines
Middlesex
TW18 4EX
England

Auditors' Report

Year ended 30 June 2002

Independent Auditors' Report to the Shareholders of NDS Group plc

We have audited the financial statements of NDS Group plc for the year ended 30 June 2002 which comprise the Consolidated Profit and Loss Account, the Consolidated Statement of Total Recognised Gains and Losses, the Consolidated Balance Sheet, the Company Balance Sheet and the Consolidated Cash Flow Statement together with the related Notes numbered 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the Directors' Report. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Operational Highlights, Chief Executive Officer's Strategy Review, Chief Financial Officer's Review, Financial Review, Directors' Report and Five-year Summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the NDS Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group at 30 June 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

4 September 2002

Consolidated Profit and Loss Account

Year ended 30 June 2002

	Notes	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Turnover	2	**240,788**	215,628
Cost of sales		**(83,107)**	(76,676)
Gross profit		**157,681**	138,952
Administrative expenses - trading expenses	3	**(103,810)**	(95,182)
		53,871	43,770
Administrative expenses - amortisation of intangible fixed assets	3, 10	**(7,350)**	(4,590)
Exceptional administrative expenses	3	**(3,826)**	-
Operating profit		**42,695**	39,180
Share of associate's operating profit, net of goodwill amortisation	4	**21**	5
Profit on ordinary activities before interest		**42,716**	39,185
Net interest income	5	**2,513**	2,098
Profit on ordinary activities before taxation	6	**45,229**	41,283
Taxation on profit on ordinary activities	7	**(14,551)**	(12,154)
Profit on ordinary activities after taxation		**30,678**	29,129
Earnings per share	8		
Basic earnings per share		**57.5p**	55.1p
Diluted earnings per share		**56.1p**	52.8p
Adjusted basic earnings per share		**76.2p**	63.8p
Adjusted diluted earnings per share		**74.3p**	61.1p

The accompanying notes form an integral part of this consolidated profit and loss account.

Consolidated Statement of Total Recognised Gains and Losses

Year ended 30 June 2002

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Profit for the year, excluding share of profits of associate	**30,605**	29,121
Share of associate's profit for the year	**73**	8
Consolidated profit for the year	**30,678**	29,129
Gain (loss) on foreign exchange translation	**(2,338)**	1,397
Total recognised gains relating to the year	**28,340**	30,526

Consolidated Balance Sheet

As at 30 June 2002

	Notes	30 June 2002 £'000	30 June 2001 £'000
Fixed assets			
Investments	9	**2,337**	1,839
Intangible fixed assets	10	**76,492**	67,127
Tangible fixed assets	11	**17,694**	20,698
		96,523	89,664
Current assets			
Investments	9	**500**	-
Stocks	12	**37,065**	22,438
Deferred tax asset	7	**3,951**	2,899
Debtors	13	**47,949**	50,098
Cash	14	**98,502**	65,337
		187,967	140,772
Creditors			
Amounts falling due within one year	15	**(95,546)**	(89,480)
Net current assets		**92,421**	51,292
Total assets less current liabilities		**188,944**	140,956
Creditors			
Amounts falling due after one year	16	**(1,445)**	(1,684)
Provisions for liabilities and charges	17	**(23,691)**	(13,406)
Net assets		**163,808**	125,866
Equity capital and reserves			
Equity share capital	18	**337**	334
Share premium	19	**127,777**	127,049
Merger reserve	19	**35,485**	18,485
Shares to be issued	19	**14,333**	22,336
Profit and loss account	19	**(189,389)**	(217,603)
Capital contribution	19	**133,265**	133,265
Total equity shareholders' funds		**121,808**	83,866
Non-equity share capital	18	**42,000**	42,000
Total capital employed		**163,808**	125,866

Signed on behalf of the Board

Dr A Peled
4 September 2002

The accompanying notes form an integral part of this consolidated balance sheet.

Company Balance Sheet

As at 30 June 2002

	Notes	30 June 2002 £'000	30 June 2001 £'000
Fixed assets			
Investments	9	**401,137**	406,403
Current assets			
Debtors	13	**-**	29
Cash	14	**1,600**	15,861
		1,600	15,890
Creditors			
Amounts falling due within one year	15	**(31,925)**	(65,457)
Net current liabilities		**(30,325)**	(49,567)
Net assets		**370,812**	356,836
Equity capital and reserves			
Equity share capital	18	**337**	334
Share premium	19	**127,777**	127,049
Merger reserve	19	**35,485**	18,485
Shares to be issued	19	**14,333**	22,336
Profit and loss account	19	**17,615**	13,367
Capital contribution	19	**133,265**	133,265
Total equity shareholders' funds		**328,812**	314,836
Non-equity share capital	18	**42,000**	42,000
Total capital employed		**370,812**	356,836

Signed on behalf of the Board

Dr A Peled
4 September 2002

The accompanying notes form an integral part of this balance sheet.

Consolidated Cash Flow Statement

Year ended 30 June 2002

	Notes	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Net cash inflow from operating activities	21	**67,916**	53,967
Returns on investments and servicing of finance	22	**2,565**	2,098
Taxation	22	**(13,075)**	(9,170)
Capital expenditure and financial investment	22	**(6,417)**	(11,187)
Acquisitions and disposals	22	**(6,561)**	(13,852)
Cash inflow before management of liquid resources and financing		**44,428**	21,856
Management of liquid resources	22	**(62,482)**	-
Financing	22	**525**	7,344
Increase (decrease) in cash	23	**(17,529)**	29,200

The accompanying notes form an integral part of this consolidated cash flow statement.

Notes to the financial statements

1. Accounting policies and principal activity

NDS Group plc (the "Company") is incorporated in Great Britain. The Company, together with its subsidiaries ("NDS" or "the Group"), is engaged in the business of providing conditional access, broadcast control and nteractive software, systems and other services to pay-TV broadcasters and content providers.

The principal accounting policies, all of which have been applied consistently throughout the year and he preceding periods, are summarised below.

:) Basis of accounting

'he financial statements have been prepared under ne historical cost convention and in accordance ith applicable UK financial reporting and ccounting standards.

Basis of consolidation

ne financial statements consolidate the accounts of e Company and all its subsidiary undertakings, drawn to 30 June each year. All intercompany transactions d balances have been eliminated on consolidation. ne results and cash flows of subsidiaries or businesses quired or sold are consolidated for the periods from to the date on which control passed to or from the oup. Entities, other than subsidiary undertakings, in ich the Group has a participating interest and over ose operating and financial policies NDS exercises significant influence are treated as associates and counted for using the equity method.

e Company has taken advantage of section 131 the Companies Act 1985 to apply merger relief espect of shares issued in connection with the uisition of the share capital of Orbis Technology ited ("Orbis"). The difference between the fair ue and the nominal value of shares issued has en credited to a merger reserve.

e Company's ultimate parent company is The News poration Limited, which taken together with its osidiary and associated undertakings is referred herein as "The News Corporation Group".

Goodwill

odwill arising on the acquisition of subsidiary dertakings or businesses represents the excess of the value of the consideration given over the fair value the identifiable assets and liabilities acquired. odwill is capitalised and amortised on a straight-line is over its useful economic life. Provision is made for impairment. The useful life of goodwill is considered by the Directors on a case by case basis at the time the goodwill first arises. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of goodwill have ranged from 7 to 20 years.

On 31 May 2002, the Company acquired effective ownership of VISIONIK A/S ("VISIONIK"). Details of this transaction and the goodwill arising are given in Note 9c.

During the year adjustments have been made to the value of goodwill arising, and the consideration paid, in respect of the acquisition of Orbis which occurred on 1 December 2000. Details of the adjustments are given in Note 9b.

d) Intellectual property rights

Intellectual property rights purchased by the Group are included at cost as intangible fixed assets and depreciated on a straight-line basis over their useful economic lives. Provision is made for any impairment. The useful life of these assets is considered by the Directors on a case by case basis at the time of the purchase. The Directors estimate that the period over which benefits will accrue to the Group in respect of purchased intellectual property rights is three years.

e) Fixed asset investments

Fixed asset investments are stated at cost less any provision for impairment. Income from investments is included in the profit and loss account only if received, or declared and receivable.

f) Associates

In the consolidated financial statements, investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of the net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

g) Research and development

Research and development expenditure is written off to the profit and loss account as incurred.

Notes to the financial statements

h) Tangible fixed assets and depreciation
Tangible fixed assets are stated at cost net of depreciation and any provision for impairment. They are depreciated on a straight-line basis over their expected useful economic lives or anticipated length of use by NDS. The useful lives are as follows:

Leasehold improvements: over lesser of useful life or period of lease.
Equipment and furniture: between two and five years.

i) Stocks and work-in-progress
Stocks and work-in-progress are valued at the lower of cost (calculated on a first in, first out basis) and net realisable value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate. Where stock is to be used to satisfy a liability incurred under subscriber fee arrangements (see Note 1m under subscriber fees), the stock is held at cost and the liability is measured by reference to that cost.

Contract work-in-progress represents the cost of bought-in goods and services and the direct labour cost of work undertaken for customer contracts, where such costs can be clearly related to development and integration work for which the associated revenue has not been recognised.

j) Debtors
Debtors are recognised at the amounts due to NDS, net of any provision for doubtful debts.

k) Foreign currency
The reporting currency and principal functional currency of NDS is UK pounds sterling. The functional currency of each of the subsidiaries of NDS Group plc is the local currency of the country in which each subsidiary is located, except in the case of the subsidiaries operating in Israel, where the functional currency is the US dollar.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant company at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end with any resulting gain or loss being recorded in the profit and loss account.

The results and cash flows of overseas operations are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

l) Taxation
Corporation tax is provided on the taxable profits for the year at the rate prevailing during the year.

Full provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes, measured using tax rates that have been enacted or substantially enacted. Deferred tax assets and liabilities are not discounted to reflect the time value of money. The recoverability of deferred tax assets is considered and a valuation allowance is made if it is considered more likely than not that the asset will not be recoverable. No provision is made for tax that would be payable on the remittance by way of dividend of the past earnings of overseas subsidiaries until such time as the remittance becomes binding on the subsidiary.

m) Turnover
Turnover represents amounts receivable by the Group for goods and services provided in the ordinary course of business, net of trade discounts, value added tax and other sales-related taxes.

NDS derives revenues from the provision of conditional access, broadcast control and interactive software, systems and other services to pay-TV broadcasters and content providers. Conditional access systems enable such customers to manage and control the distribution of programmes and information and to protect such content from signal theft. Other software and systems provide broadcasters and content providers with additional functionality and enable them to offer additional services. The Group's systems include software that is installed at the broadcasters' facilities as well as software and smart cards in set-top boxes, digital televisions and PCs. The Group's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

Notes to the financial statements

Smart cards
Smart cards are sold to the broadcaster for distribution to and use by their subscribers. The revenues derived from these sales are recognised upon delivery of the cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Subscriber fees
For some contracts, NDS receives fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 18 and 40 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. These revenues are recognised in the period in which the security services are performed. The extent of services provided to maintain the security of the conditional access systems will vary between customers and, on occasion, may include the supply of smart cards for no extra charge to the broadcasters at a future date in order to replace a population of smart cards to maintain their security. This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed.

Costs associated with such arrangements include, therefore, the production of replacement smart cards to be provided. In these circumstances, a provision is made in the financial statements, which relates the amount of the total anticipated costs of providing replacement smart cards to the subscriber fees recognised to date. The proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement is applied to the total anticipated costs in order to calculate the provision required as at each balance sheet date. Movement in the provision is included within the profit and loss account as part of cost of sales. Amounts provided for as at each balance sheet date are included in provisions for liabilities and charges. The provision is utilised by the supply of smart cards from stock. The liability is not extinguished until the necessary cards have been supplied. Accordingly, it is appropriate to recognise separate assets and liabilities until that event occurs.

Development, integration and installation contracts
Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Turnover for contracts negotiated on a time and materials basis is recognised as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, turnover and profit are recognised according to the proportion of the estimated contract value completed. This is ascertained by reference to percentage of technical completion, having regard to any customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be foreseen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognised as soon as incurred or reasonably foreseen. Total contract turnover and profitability to date are reviewed periodically and the cumulative effects of changes are recognised in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers, which are an integral part of an overall system, is recognised once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer.

Licence fees and royalties
Licence fee income is recognised when the software is delivered to the customer unless the supply is closely linked to customisation, integration and installation work, in which case revenue recognition is deferred until customer acceptance has occurred.

Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Such income is recognised when it is fixed or determinable.

Support and maintenance
Support and maintenance income is recognised over the term of the contract.

Contingent income
Revenue which is dependent on the number of subscribers or is contingent upon the occurrence of specified events is recognised when the amount has become fixed or determinable.

Page 59 of 110

Notes to the financial statements

n) Pension costs

NDS makes contributions for the benefit of employees to defined contribution schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

NDS also has certain liabilities to a small number of current and former employees who are members of a defined benefit pension scheme. The amount charged to the profit and loss account in respect of this scheme is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular costs are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The scheme is funded, with the assets of the scheme held separately from those of the Group, in a separate trustee administered fund. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

o) Government grants

NDS receives grants towards the cost of certain capital expenditure. Such grants are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned.

p) National Insurance on share options and similar items

UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Similarly, a charge to Employer's National Insurance arises when vested assets held by an employee benefit trust are distributed. Provision is made over the vesting period, based on the prevailing National Insurance rate and the market value of the underlying assets as at the balance sheet date.

q) Leases

Amounts payable under operating leases, net of any incentives, are charged on a straight-line basis over the lease term.

r) Licence agreements

NDS has the right to use certain intellectual property under various licence agreements. Royalties payable under these licence agreements are typically calculated as a percentage of relevant revenues and are charged in the profit and loss account to match with the recognition of those revenues.

s) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

t) New accounting pronouncements

NDS has adopted the transitional provisions of FRS 17: "Retirement benefits". The disclosure required by this standard is provided in Note 26. The standard will be adopted in full with effect from 1 July 2002, or such later date as may be permitted should the transition period be extended. NDS adopted FRS 18: "Accounting policies" and FRS 19: "Deferred tax" in the previous financial year. None of the statements issued in the past year by the Urgent Issues Task Force has a direct impact on these financial statements.

Notes to the financial statements

2. Segment information

a) Business segment

NDS has a single business segment, being the provision of conditional access, broadcast control and interactive software, systems and other services to pay TV broadcasters and content providers. The segment has associated with it a number of revenue streams. The accounting policies of the segment are those described in Note 1. All revenues, costs, cash flows, assets and liabilities relate to the continuing operations of the Group.

b) Geographical destination

Turnover is analysed by geographical destination as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
UK	**71,654**	62,139
Rest of Europe and the Middle East	**20,981**	16,393
USA	**98,793**	70,267
Latin America	**24,521**	57,191
Asia Pacific	**24,839**	9,638
	240,788	215,628

c) Geographical origin

Materially all of the Group's turnover, profits and assets originate in the UK or the US. Operations in Israel and Asia Pacific have been included within the UK segment in order to reflect the fact that these operations directly support UK trading activity. Operations in other jurisdictions are immaterial.

Turnover

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
UK	182,719	154,412
USA	58,069	61,216
	240,788	215,628

Profit (loss) on ordinary activities before taxation

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
UK	43,632	41,383
USA	1,597	(100)
	45,229	41,283

Notes to the financial statements

Assets

	30 June 2002 £'000	30 June 2001 £'000
Intangible fixed assets		
UK	**76,492**	67,127
USA	**-**	-
	76,492	67,127
Other fixed assets		
UK	**18,471**	19,703
USA	**1,560**	2,834
	20,031	22,537
Total fixed assets		
UK	**94,963**	86,830
USA	**1,560**	2,834
	96,523	89,664
Other net assets (liabilities)		
UK	**66,546**	38,281
USA	**739**	(2,079)
	67,285	36,202
Net assets		
UK	**161,509**	125,111
USA	**2,299**	755
	163,808	125,866

d) Principal customers

Substantial revenues are derived from businesses in which The News Corporation Group has an equity interest. Turnover from related parties is disclosed in Note 27a. Turnover from the one principal third party customer (defined as a customer accounting for greater than 10% of total turnover) is £69.4 million (2001: £57.4 million).

3. Administrative expenses

a) Trading expenses

Trading expenses comprise:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Sales and marketing	15,876	14,417
Research and development	68,738	65,164
General and administration	17,793	17,289
Foreign exchange losses (gains)	1,403	(1,688)
	103,810	95,182

Page 62 of 110

Notes to the financial statements

b) Amortisation of intangible fixed assets

Amortisation of intangible fixed assets comprise:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Amortisation of goodwill	**7,109**	4,590
Amortisation of intellectual property rights	**241**	-
	7,350	4,590

c) Exceptional costs

Exceptional costs comprise:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Legal costs	**1,558**	-
Onerous leases and related costs	**2,268**	-
	3,826	-

Exceptional legal costs were incurred in connection with the matter referred to in Note 25c.

As part of a review of NDS worldwide operations, it was decided to close and dispose of a number of premises. For certain premises, it is unlikely that new tenants will be found. The costs of closure include an estimate of rental and related payments which NDS is obliged to pay until the end of the relevant lease periods, the write-off of leasehold improvements and surplus property and other payments to terminate contracts.

Substantially all of the exceptional costs are expected to be allowable for tax purposes and accordingly a tax benefit of £1,148,000 has been recognised in the profit and loss account.

d) Total administrative expenses

Total administrative expenses may be summarised as:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Sales and marketing	15,876	14,417
Research and development	68,738	65,164
General and administration	30,372	20,191
Total administrative expenses	114,986	99,772

4. Share of associate's operating profit

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Share of operating profit	141	11
Amortisation of goodwill	(120)	(6)
	21	5

Notes to the financial statements

5. Net interest income

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Net interest receivable from The News Corporation Group (see Note 27b)	-	1,839
Interest payable on Series A Loan Notes (see Note 15a)	**(529)**	(429)
Other interest receivable	**3,047**	705
Other interest payable	**(7)**	(18)
	2,511	2,097
Share of associate's interest income	**2**	1
	2,513	2,098
Total interest receivable	**3,049**	2,545
Total interest payable	**(536)**	(447)
	2,513	2,098

6. Profit on ordinary activities before taxation

a) Elements of operating expenses

The profit on ordinary activities before taxation is stated after charging (crediting):

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Depreciation of tangible fixed assets	9,454	8,533
Amortisation of goodwill	7,109	4,590
Amortisation of intellectual property rights	241	-
Primary auditors' remuneration:		
- Audit services	169	164
- Non-audit services	-	270
Secondary auditors' remuneration:		
- Audit services	29	31
- Non-audit services	39	39
Release of deferred capital government grants	(679)	(485)
Operating lease costs	6,547	4,767

The primary auditors were Ernst & Young LLP from 23 April 2002; for the year ended 30 June 2001 and until 23 April 2002, the primary auditors were Arthur Andersen. In the year ended 30 June 2002, audit fees of £81,000 and non-audit fees of £178,000 (mainly related to taxation matters) were paid to Arthur Andersen and charged to the profit and loss account for services provided up to the date of their resignation as auditors. In the year ended 30 June 2002, additional fees of £48,000 were paid to Arthur Andersen in connection with the acquisition of VISIONIK (2001: £90,000, incurred in connection with the acquisition of Orbis) and have been included as part of the cost of the investment.

Notes to the financial statements

b) Staff costs

The average monthly number of employees (including Executive Directors) was as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Operations	**228**	221
Sales and marketing	**92**	74
Research and development	**841**	692
General and administration	**65**	63
	1,226	1,050

Their aggregate remuneration comprised:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Wages, salaries and benefits	**70,505**	60,460
Social security costs	**1,830**	1,798
Other pension costs	**1,829**	1,052
Share-based compensation	**320**	-
	74,484	63,310

c) Pension costs

Pension costs comprise:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Defined contribution schemes	1,198	922
Defined benefit scheme	631	130
	1,829	1,052

Most UK and US employees are eligible for membership of defined contribution schemes operated by The News Corporation Group. There were no pension contributions to the defined contribution schemes which were unpaid or prepaid as at 30 June 2002 or 30 June 2001. Further information about the defined benefit pension scheme is given in Note 26.

d) Directors' emoluments

Aggregate emoluments paid to Directors amounted to £917,000 (2001: £861,000), of which the highest-paid Director received £876,000 (2001: £821,000). Additionally, the Company paid pension contributions of £15,000 (2001: £15,000), all of which was in respect of the highest-paid Director.

During the year ended 30 June 2001, two Directors were granted options over Series A ordinary shares in the Company at an exercise price which was below their intrinsic value on the date of grant. The value of the discount is charged to the profit and loss account over the vesting period of the options as share-based compensation. The charge for the year was £78,000 (2001: £230,000), which is in addition to the amounts stated above.

No Director exercised any options during the year. During the year ended 30 June 2001, one Director exercised options over 39,500 Series A ordinary shares at an exercise price of $8.14.

Certain Directors have additional responsibilities within The News Corporation Group and receive emoluments for those services from the relevant Group entities.

:he financial statements

ıx charge

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
n profits for the year	**13,882**	10,087
ct of prior periods	**435**	(357)
	(3,000)	(2,472)
:	**11,317**	7,258
	4,234	3,986
˜ge	**15,551**	11,244
:x charge	**68**	4
:e	**15,619**	11,248
:l of timing differences	**(134)**	549
of prior periods	**(934)**	357
	(1,068)	906
	14,551	12,154

ax charge

on the profits of its overseas subsidiaries. Substantially all such profits arise on
.p companies. It is also subject to taxation on certain remittances from overseas customers,
ion relief is substantially available. The tax rate differs from the statutory UK tax rate of
different overseas tax rates. Additionally, there are material differences between profits
statements of Group companies and profits calculated for tax purposes. Certain charges,
ation, are disallowable for tax purposes and certain transactions involving employee
leductible benefits for subsidiary undertakings. Other charges are recognised for tax
nt from those in which they are recognised in the financial statements. These latter
to deferred tax assets, the potential benefit of which is recognised, unless the asset
ared.

Notes to the financial statements

A reconciliation of the tax charge is as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Profit on ordinary activities before taxation	**45,229**	41,283
UK statutory tax rate	**30%**	30%
Prima facie tax charge	**13,569**	12,385
Tax effect of timing differences	**1,068**	(906)
Share of associate's tax charge	**(68)**	(4)
Prima facie current tax charge	**14,569**	11,475
Effect of different tax rates on profits earned outside of the UK	**(966)**	(856)
Permanent differences:		
- Non-deductible goodwill	**2,133**	1,378
- Non-deductible expenses	**306**	545
- Other permanent differences	**(50)**	(1,298)
Tax over-provided in prior years	**(441)**	-
Current tax charge	**15,551**	11,244
Tax effect of timing differences	**(1,068)**	906
Share of associate's tax charge	**68**	4
Total tax charge	**14,551**	12,154
Effective tax rate	**32.2%**	29.4%

As a consequence of the factors noted above, the future tax charge may differ from the statutory UK tax rate of 30%.

c) Deferred tax

Deferred tax assets relate to:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Short-term timing differences on accrued expenses	2,946	2,225
Long-term timing differences on fixed assets	1,005	674
	3,951	2,899

There were no provisions against the recoverability of deferred tax assets as at 30 June 2002 or 30 June 2001.

The movement in deferred tax balances during the year ended 30 June 2002 is as follows:

	Year ended 30 June 2002 £'000
Beginning of year	2,899
Origination and reversal of timing differences	1,068
Foreign exchange movements	(16)
End of year	3,951

Notes to the financial statements

8. Earnings per share

	Year ended 30 June 2002	Year ended 30 June 2001
Basic earnings per share	**57.5p**	55.1p
Diluted earnings per share	**56.1p**	52.8p
Adjusted basic earnings per share	**76.2p**	63.8p
Adjusted diluted earnings per share	**74.3p**	61.1p

Basic earnings per share is calculated as the profit attributable to equity shareholders divided by the weighted average number of shares in issue. Equity shareholders' interests may be diluted due to the existence of share options granted to employees (see Note 18c) and shares to be issued in connection with the acquisition of Orbis (see Note 9b). The dilutive effect of potential shares has been calculated in the manner prescribed by FRS 14: "Earnings per share".

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by the amortisation of purchased intangible fixed assets and exceptional costs, net of tax. A reconciliation of the profits used in the calculations is as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Net profit	**30,678**	29,129
Adjust for:		
- Amortisation of intangible fixed assets	**7,350**	4,590
- Exceptional costs	**3,826**	-
Tax effect of these items	**(1,220)**	-
	40,634	33,719

The weighted average number of shares used in the calculations are as follows:

	Year ended 30 June 2002	Year ended 30 June 2001
Weighted average number of shares in issue	53,347,593	52,824,956
Diluted weighted average number of shares	54,659,952	55,197,631

9. Investments

a) Group investments

	30 June 2002 £'000	30 June 2001 £'000
Fixed asset investments		
Associated undertaking	205	252
Loans	1,667	622
Other investments	465	965
	2,337	1,839
Current asset investments		
Other investments	500	-

Notes to the financial statements

Associated undertaking
A subsidiary of the Company owns 40% of the share capital of ADSR Limited ("ADSR"), a company incorporated in Great Britain whose business is the provision of services connected with electronic chip design and security. The Directors consider that NDS exercises significant influence over, but not control of, the management of ADSR and accordingly regard ADSR as an associated undertaking. The movement in the investment in the year ended 30 June 2002 was:

	Year ended 30 June 2002 £'000
Share of net assets	
Beginning of year	132
Share of retained profit for the year	73
End of year	205
Goodwill	
Beginning of year	120
Amortised during the year	(120)
End of year	-
Net book value	
Beginning of year	252
End of year	205

Having reviewed the business prospects of ADSR, the Directors have concluded that the goodwill inherent in the Group's investment should be written off.

Loans
A subsidiary of the Company has provided loan finance to ADSR to fund an initial programme of capital expenditure. The loan is interest free and is repayable in installments by 30 June 2004. It is secured by way of a charge over the assets of ADSR. The movement in the loan in the year ended 30 June 2002 was:

	Year ended 30 June 2002 £'000
Beginning of year	622
Additional advances	1,878
Repayments	(833)
End of year	1,667

Notes to the financial statements

Other investments

	Current assets Year ended 30 June 2002 £'000	Fixed assets Year ended 30 June 2002 £'000
Cost of investment		
Beginning of year	-	965
Transfers	500	(500)
End of year	500	465

Other investments are unlisted equity interests in enterprises specialising in technology complementary to that developed by NDS. The Directors have decided to exercise a put option held over one investment, which has been transferred to current assets. The option was exercised shortly after year end for £500,000 in cash.

b) Acquisition of Orbis

On 1 December 2000 the Company acquired the entire share capital of Orbis Technology Limited ("Orbis"), a company incorporated in Great Britain whose principal activity is the provision of software and services for use as betting applications. The consideration payable was dependent on the revenues and profitability of Orbis in the two years ending 31 March 2002 and certain other factors and is payable in installments. The amounts recognised as at 30 June 2001 were an estimate of the amounts expected to be paid, as adjusted after determining the actual revenues and profitability for the year ended 31 March 2001. Following determination of the revenues and profitability of Orbis for the year ended 31 March 2002, the following adjustment has been made to the fair value of the goodwill acquired.

	£'000
Goodwill, as originally estimated	55,242
Adjustment to goodwill	8,225
Total goodwill arising	63,467

The adjustment to goodwill is all payable by the issue of new Series A ordinary shares and its fair value has been determined by reference to the quoted price of those shares as at the date of the original acquisition. Consideration yet to be settled in shares is shown as such as a separate element of equity shareholders' funds. As at 30 June 2002, the Company has an obligation to issue a further 306,648 Series A ordinary shares in respect of the acquisition.

The Directors have undertaken an impairment review and a re-appraisal of the fair values of the assets acquired as at 30 June 2002 and, except for the additional goodwill referred to above, have concluded that no further adjustments are required.

c) Acquisition of VISIONIK

During the year, NDS entered into a series of agreements with VISIONIK A/S ("VISIONIK"), and its principal direct and indirect shareholders. These agreements culminated in NDS acquiring an economic interest amounting to control over VISIONIK from 31 May 2002. VISIONIK is a company incorporated in Denmark whose principal activity is the provision of interactive television applications.

Notes to the financial statements

Under these agreements, NDS acquired all the intellectual property rights of VISIONIK and subscribed for new shares equivalent to approximately 51% of the enlarged equity capital of VISIONIK but having approximately 91% of the voting power. The agreements provide for payment of specified dividends to the minority shareholders and an obligation on NDS to procure the redemption of the minority shareholders for a price calculated by reference to the revenues and profitability of the business of VISIONIK for the two years ending 31 May 2004. The Directors consider that the substance of these agreements means that NDS acquired full ownership and control of VISIONIK with effect from 31 May 2002. Accordingly no minority interest is shown in these consolidated financial statements and a liability has been recognised for the expected fair value of the total amount to be paid.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to NDS:

	Fair value to NDS £'000
Fixed assets	
Intangible assets - intellectual property rights	5,272
Tangible assets	42
Current assets	
Stocks	35
Debtors	203
Cash	123
Creditors	
Amounts falling due within one year	(384)
Net assets	5,291
Goodwill	3,218
	8,509
Discharged by:	
Cash paid (including costs) up to 30 June 2002	300
Cash payments to be made, included in current liabilities	5,314
Estimated contingent consideration	2,895
	8,509

The Directors have considered the accounting policies used by VISIONIK and have concluded that no adjustments are required to align them with the accounting policies of NDS. The intellectual property rights were not previously recorded in the accounts of VISIONIK and their recognition by NDS is a fair value adjustment; no other fair value adjustments were required. The Directors have estimated the useful life of the goodwill arising on the acquisition of VISIONIK to be seven years and that of the intellectual property rights to be three years.

The total consideration payable is dependent on the revenues and profitability of the business of VISIONIK for the two years ending 31 May 2004. The fair value of the estimated contingent consideration stated is included within provisions for liabilities and charges (see Note 17). The actual amounts to be paid may differ from the amounts stated above.

The contribution of VISIONIK to the revenues, costs and cash flows in the year ended 30 June 2002 is not material. The revenues, profits and assets of VISIONIK for the period prior to acquisition equate to less than 10% of the equivalent quantities of the pre-existing and enlarged NDS.

Notes to the financial statements

d) Company investments

	30 June 2002 £'000	30 June 2001 £'000
Shares in subsidiary undertakings	**91,393**	81,055
Loan to subsidiary undertaking	**309,279**	324,883
Other unlisted investments	**465**	465
	401,137	406,403

The movement in fixed asset investments in the year ended 30 June 2002 was:

	Year ended 30 June 2002 £'000
Cost of investment	
Beginning of year	**406,403**
Cash investment in shares of subsidiary undertakings	**1,339**
Fair value of additional consideration payable in respect of the acquisition of Orbis	**8,999**
Repayment of loan by subsidiary undertaking	**(15,604)**
End of year	**401,137**

There are no provisions against the carrying value of the cost of fixed asset investments.

The loan to a subsidiary undertaking is interest free and carries no fixed repayment date.

Notes to the financial statements

e) Subsidiary undertakings

The Company and the NDS Group have investments in the following subsidiary undertakings, which principally contributed to the consolidated profits and net assets. To avoid a statement of excessive length, details of subsidiary undertakings which are not significant have been omitted.

	Country of incorporation	Description and proportion of shares held at 30 June 2002	Principal activity
NDS Limited	Great Britain	22,000,000 ordinary shares of £1 each (100%)	Provision of broadcast control technology
News Datacom Limited(*)	Great Britain	20,000,000 ordinary shares of £1 each (100%)	Provision of conditional access technology
NDS Technologies Israel Limited(*)	Israel	2,342 ordinary shares of NIS1 each (100%)	Research and development
NDS Americas Inc.	USA	100 shares of common stock of no par value (100%)	Marketing, customer support and operations
NDS Asia Pacific Limited	Hong Kong	2 ordinary shares of HK$1 each (100%)	Marketing and customer support
Orbis Technology Limited	Great Britain	1,363,204 ordinary shares of 0.01p each (100%)	Provision of betting applications
Digi-Media Vision Limited	Great Britain	1 ordinary share of £1 (100%)	Licensing of intellectual property and intermediate holding company
VISIONIK A/S	Denmark	1,041 Series A shares with nominal value of DKR 1,041,000 (51% of total equity and 100% of class)	Provision of interactive television applications

(*) Indirect holding

Notes to the financial statements

10. Intangible fixed assets

The movement in the Group's intangible fixed assets in the year ended 30 June 2002 was as follows:

	Goodwill £'000	Intellectual property rights £'000	Total £'000
Cost			
Beginning of year	82,791	-	82,791
Acquisition of VISIONIK	3,218	5,272	8,490
Adjustment to Orbis acquisition	8,225	-	8,225
End of year	94,234	5,272	99,506
Accumulated amortisation			
Beginning of year	15,664	-	15,664
Charge for the year	7,109	241	7,350
End of year	22,773	241	23,014
Net book value			
Beginning of year	67,127	-	67,127
End of year	71,461	5,031	76,492

11. Tangible fixed assets

The movement in the Group's tangible fixed assets in the year ended 30 June 2002 was as follows:

	Leasehold improvements £'000	Equipment & furniture £'000	Total £'000
Cost			
Beginning of year	9,547	49,379	58,926
Acquisition of VISIONIK	-	42	42
Additions	1,754	5,982	7,736
Disposals	(1,372)	(5,058)	(6,430)
Foreign exchange adjustment	(523)	(2,829)	(3,352)
End of year	9,406	47,516	56,922
Accumulated depreciation			
Beginning of year	4,575	33,653	38,228
Charge for the year	2,130	7,324	9,454
Disposals	(1,107)	(4,953)	(6,060)
Foreign exchange adjustment	(356)	(2,038)	(2,394)
End of year	5,242	33,986	39,228
Net book value			
Beginning of year	4,972	15,726	20,698
End of year	4,164	13,530	17,694

Page 74 of 110

Notes to the financial statements

12. Stocks

	30 June 2002 £'000	30 June 2001 £'000
Smart cards and their components	**32,870**	15,423
Contract work-in-progress	**4,195**	7,015
	37,065	22,438

Smart cards and their components are considered to be in a state of work-in-progress.

There is no material difference between the balance sheet value of stock and its replacement cost.

13. Debtors

a) Group

Amounts falling due within one year:

	30 June 2002 £'000	30 June 2001 £'000
Trade debtors	**22,268**	21,803
Accrued income	**2,868**	2,746
Due from The News Corporation Group	**17,380**	18,256
Due from associated undertaking	-	98
Tax recoverable	**540**	1,978
VAT	**171**	-
Other debtors	**1,654**	2,739
Prepaid expenses	**3,068**	2,478
	47,949	50,098

Trade debtors are stated net of a provision for doubtful debts of £4,648,000 (2001: £2,057,000).

Amounts due from The News Corporation Group arise out of trading transactions with related parties, are non-interest bearing and are due under normal settlement terms.

b) Company

Amounts falling due within one year as at 30 June 2001 comprised miscellaneous other receivables.

Notes to the financial statements

14. Cash

	30 June 2002 £'000	30 June 2001 £'000
Group		
Restricted cash deposits	**5,034**	14,403
Short-term deposits	**62,482**	-
Freely available cash at bank and in hand	**30,986**	50,934
	98,502	65,337
Company		
Restricted cash deposits	-	14,403
Freely available cash at bank and in hand	**1,600**	1,458
	1,600	15,861

Restricted cash deposits as at 30 June 2002 are amounts held in escrow to support amounts payable in respect of the acquisition of VISIONIK. The restricted cash deposits as at 30 June 2001 were amounts held in an interest bearing account with the Company's bank as security to support guarantees given by the bank in connection with the Series A Guaranteed Loan Notes (see Note 15).

Short-term deposits have maturities between 1 and 74 days.

15. Creditors - Amounts falling due within one year

a) Group

	30 June 2002 £'000	30 June 2001 £'000
Series A Guaranteed Loan Notes	-	14,403
Amounts due in respect of the acquisition of VISIONIK	5,159	-
Trade creditors	10,065	9,587
Due to The News Corporation Group	9,328	2,630
Due to associated undertaking	140	-
Corporation tax	7,946	6,840
Payroll taxes and social security	1,713	1,193
VAT	940	399
Other creditors	2,911	2,768
Customer deposits and deferred income	37,255	33,344
Accrued expenses	19,367	17,474
Deferred government grants	722	842
	95,546	89,480

The Series A Guaranteed Loan Notes ("the Notes") were issued by the Company in connection with the acquisition of Orbis. Interest was payable on the Notes on 15 December and 15 June each year. The Notes bore interest at a rate of 52.5 basis points below the quoted London Interbank rate for each six-month period, which the Directors consider to be a market rate for similar types of debt. The Notes were repaid in full on 15 June 2002. The effective annual rate of interest applied during the year ended 30 June 2002 was 3.797% (2001: 5.133%).

Notes to the financial statements

b) Company

	30 June 2002 £'000	30 June 2001 £'000
Series A Guaranteed Loan Notes	-	14,403
Due to subsidiary undertaking	**28,967**	50,276
Other creditors	**46**	29
Accrued expenses	**2,912**	749
	31,925	65,457

16. Creditors - Amounts falling due after one year

Creditors falling due after one year comprise deferred government grants.

17. Provisions for liabilities and charges

The movement in the NDS Group's provisions for liabilities and charges during the year ended 30 June 2002 was as follows:

	Contingent consideration £'000	Changeover provision £'000	Employee benefits and taxes £'000	Onerous leases £'000	Total £'000
Beginning of year	-	12,571	835	-	13,406
Acquisition of VISIONIK	2,895	-	-	-	2,895
Charged to profit and loss account	-	4,329	1,287	2,268	7,884
Used	-	-	(36)	(354)	(390)
Foreign exchange movement	-	-	(93)	(11)	(104)
End of year	2,895	16,900	1,993	1,903	23,691

The contingent consideration, in respect of the acquisition of VISIONIK, is explained in Note 9c. The basis for the estimate of the changeover provision is set out in Note 1m, under the discussion of subscriber fees. The provision is expected to be utilised within the next year. The provision for employee benefits and taxes relates to severance pay (see Note 25d), National Insurance (see Note 1p and Note 25g) and a defined benefit pension scheme (See Note 26). The provision for onerous leases is in respect of the matter referred to in Note 3c and is expected to be utilised over the next four years.

Notes to the financial statements

18. Called-up share capital

a) Called-up equity share capital of the Company

	30 June 2002 US$'000	30 June 2001 US$'000
Authorised:		
48,000,000 Series A ordinary shares of $0.01 each	**480**	480
52,000,000 Series B ordinary shares of $0.01 each	**520**	520
	1,000	1,000
	£'000	£'000
Allotted, issued and fully paid:		
11,677,033 (2001: 11,243,400) Series A ordinary shares of $0.01 each	**73**	70
42,001,000 Series B ordinary shares of $0.01 each	**264**	264
	337	334

The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by The News Corporation Group.

During the year 69,878 Series A ordinary shares were issued on the exercise of options for net cash proceeds of £525,000. A further 363,755 Series A ordinary shares were issued in connection with the acquisition of Orbis at a fair value of £17,000,000, being the fair value of the shares as at the date of acquisition. As at 30 June 2002, the Company has an obligation to issue a further 306,648 Series A ordinary shares in respect of the acquisition of Orbis (see Note 9b). Included within the fair value of shares issued of £17 million is an amount of £774,000 which has been treated as share-based compensation. Of this, £320,000 has been charged to the profit and loss account in the year ended 30 June 2002 and £454,000 is carried forward within prepaid expenses.

b) Non-equity share capital

	30 June 2002 £'000	30 June 2001 £'000
Authorised, issued and fully paid:		
42,000,002 Deferred Shares of £1 each	42,000	42,000

The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

Notes to the financial statements

c) Share options

The Company has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS Group plc with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of the Company, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. With the exception of the matter referred to below, all options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on Nasdaq on the last trading day before the date of grant. No charge for compensation costs arises in respect of options granted. On 5 September 2000, options over 10,000 shares were granted at an exercise price of $20 per share. The intrinsic value of these options as at the date of grant was £362,000. This amount is being charged to the profit and loss account over the vesting period of the options and compensation cost of £78,000 (2001: £230,000) has been recorded in the year.

In addition, NDS operates employee share ownership schemes in the UK, Israel and the USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on Nasdaq on the last trading day before the announcement of the schemes. The UK scheme is approved as an SAYE scheme by the UK Inland Revenue; the schemes available to Israeli and US employees have equivalent terms. Accordingly, no charge for compensation costs arises in respect of options granted under these schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. The number and weighted average exercise prices of options are as follows:

	Number	Weighted average exercise price $
Options outstanding, beginning of year	3,752,943	26.55
Options granted	1,021,638	21.73
Options forfeited	(199,135)	37.31
Options exercised	(69,878)	10.66
Options outstanding, end of year	4,505,568	25.23
Options vested, beginning of year	1,259,817	10.02
Options vested, end of year	2,205,173	17.75

Page 79/110

Notes to the financial statements

Options outstanding as at 30 June 2002 expire as follows:

Expiry date	Number	Exercise price ($)
30 April 2003	44,471	34.50
30 April 2003	1,864	36.66
30 October 2004	49,760	34.50
21 May 2007	612,656	8.14
5 April 2008	465,441	8.14
24 March 2009	546,077	9.85
4 May 2009	4,000	9.85
22 November 2009	801,745	20.00
24 January 2010	11,500	43.00
24 January 2010	10,000	20.00
20 February 2010	30,000	66.00
27 April 2010	206,946	56.875
4 December 2010	739,018	60.00
4 October 2011	953,490	21.90
12 March 2012	23,600	16.95
2 June 2012	5,000	11.40
	4,505,568	

19. Reserves

a) Reserves (Group)

Movements in the Group's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2001, as previously reported	145,534	-	22,336	133,265	(217,603)	83,532
Prior year adjustment	(18,485)	18,485	-	-	-	-
As at 1 July 2001, as restated	127,049	18,485	22,336	133,265	(217,603)	83,532
Profit for the financial year	-	-	-	-	30,678	30,678
Issue of shares for cash	728	-	-	-	(204)	524
Acquisition of Orbis	-	17,000	(8,003)	-	-	8,997
Share options	-	-	-	-	78	78
Foreign exchange movement	-	-	-	-	(2,338)	(2,338)
As at 30 June 2002	127,777	35,485	14,333	133,265	(189,389)	121,471

Notes to the financial statements

b) Reserves (Company)

Movements in the Company's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2001, as previously reported	145,534	-	22,336	133,265	13,367	314,502
Prior year adjustment	(18,485)	18,485	-	-	-	-
As at 1 July 2001, as restated	127,049	18,485	22,336	133,265	13,367	314,502
Profit for the financial year	-	-	-	-	4,170	4,170
Issue of shares for cash	728	-	-	-	-	728
Acquisition of Orbis	-	17,000	(8,003)	-	-	8,997
Share options	-	-	-	-	78	78
As at 30 June 2002	127,777	35,485	14,333	133,265	17,615	328,475

The profit for the financial year dealt with in the accounts of the parent company, NDS Group plc, was £4,170,000 (2001: £33,000). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

c) Prior year adjustment

The prior year adjustment represents the effect of applying merger relief under Section 131 of the Companies Act 1985. The prior year adjustment gives rise to no net cumulative adjustment to reserves. There is no impact on the profit and loss accounts.

20. Reconciliation of movements in Group shareholders' funds

A reconciliation of movements in Group shareholders' funds for the year is as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Profit for the financial year	30,678	29,129
Other recognised gains and losses relating to the year	(2,338)	1,397
	28,340	30,526
Issue of shares for cash	525	1,670
Acquisition of Orbis	8,999	40,823
Other movements	78	230
	37,942	73,249
Opening shareholders' funds	125,866	52,617
Closing shareholders' funds	163,808	125,866

Notes to the financial statements

21. Reconciliation of operating profit to operating cash flows

A reconciliation of operating profit to net cash flow from operating activities is as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Operating profit	**42,695**	39,180
Depreciation	**9,454**	8,533
Amortisation of intangible fixed assets	**7,350**	4,590
Share-based compensation	**398**	230
Release of deferred capital government grants	**(879)**	(485)
Increase in stocks	**(14,592)**	(10,680)
Decrease in debtors	**478**	1,181
Increase in creditors	**15,622**	6,195
Increase in provisions	**7,390**	5,223
Net cash inflow from operating activities	**67,916**	53,967

22. Analysis of cash flows

a) Returns on investments and servicing of finance

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Interest received	3,122	2,517
Interest paid	(557)	(419)
Net cash inflow	2,565	2,098

b) Taxation

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
UK tax paid	9,317	5,034
Overseas tax paid	3,758	4,136
Net cash outflow	13,075	9,170

c) Capital expenditure and financial investment

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Purchase of tangible fixed assets	7,736	11,645
Proceeds from sale of tangible fixed assets	(39)	(250)
Capital grants received	(1,280)	(482)
Purchase of fixed asset investments	-	274
Net cash outflow	6,417	11,187

Notes to the financial statements

d) Acquisitions and disposals

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Cash payments in connection with acquisitions	**300**	2,969
Cash balances acquired with acquisitions	**(123)**	(4,392)
Restricted cash placed on deposit in connection with acquisitions	**5,339**	14,403
Investment in associated undertaking	**1,045**	872
Net cash outflow	**6,561**	13,852

e) Management of liquid resources

During the year ended 30 June 2002 there was an increase of £62,482,000 in cash placed on short-term deposit with banks (2001: £Nil). Notice periods for withdrawal are between 1 and 74 days.

f) Financing

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Proceeds from issue of shares	525	1,670
Restricted cash taken off deposit	14,403	-
Repayment of Series A Loan Notes	(14,403)	-
Cash inflow in respect of financing transactions with The News Corporation Group	-	5,674
Net cash inflow	525	7,344

g) Exceptional items

Cash outflows associated with the exceptional costs referred to in Note 3c amount to £54,000.

Notes to the financial statements

23. Analysis and reconciliation of net cash

a) Analysis of net cash movements

Year ended 30 June 2002

	1 July 2001 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	**30 June 2002 £'000**
Available cash	50,934	(17,529)	(2,419)	-	**30,986**
Short-term deposits	-	62,482	-	-	**62,482**
Restricted cash	14,403	(9,064)	(305)	-	**5,034**
Series A Loan Notes	(14,403)	14,403	-	-	**-**
Due in respect of VISIONIK acquisition	-	-	162	(5,321)	**(5,159)**
Net cash	50,934	50,292	(2,562)	(5,321)	**93,343**

Year ended 30 June 2001

	1 July 2000 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	30 June 2001 £'000
Available cash	21,734	29,200	-	-	50,934
Restricted cash	-	14,403	-	-	14,403
Due from The News Corporation Group in respect of financing transactions	5,674	(5,674)	-	-	-
Series A Loan Notes	-	-	-	(14,403)	(14,403)
Net cash	27,408	37,929	-	(14,403)	50,934

b) Reconciliation of net cash

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Increase (decrease) in cash in year	(17,529)	29,200
Cash placed on short-term deposit	62,482	-
Cash placed on (withdrawn from) restricted deposit	(9,064)	14,403
Repayment of Series A Loan Notes	14,403	-
Cash outflow in respect of financing transactions with The News Corporation Group	-	(5,674)
Change in net cash resulting from cash flows	50,292	37,929
Non-cash transactions	(5,321)	(14,403)
Foreign currency translation differences	(2,562)	-
Movement in net cash in year	42,409	23,526
Net cash, beginning of year	50,934	27,408
Net cash, end of year	93,343	50,934

Notes to the financial statements

24. Non-cash transactions

The bulk of the consideration due in respect of the acquisition of VISIONIK has not been paid and hence the recognition of the liabilities to the vendors is regarded as a non-cash transaction. Details are given in Note 9c. The bulk of the consideration due in respect of the acquisition of Orbis was in the form of shares and Loan Notes. Details are given in Note 9b.

25. Commitments and contingencies

a) Financial commitments

Capital expenditure contracted for but not provided in the financial statements amounted to £0.9 million (2001: £1.9 million). Uncalled commitments to provide further capital for unlisted investments amount to £0.9 million (2001: £0.9 million).

b) Lease commitments

The Company and certain subsidiary undertakings occupy buildings held on short-term leases. The annual rentals paid on these leases during the year ended 30 June 2002 were £6,547,000 (2001: £4,767,000). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. Certain of the leases are held by companies within The News Corporation Group. NDS has entered into indemnity agreements whereby it will be liable for all amounts due relating to the leases.

Annual commitments under operating leases are as follows:

	30 June 2002 £'000	30 June 2001 £'000
Expiry date of lease:		
- Within one year	48	818
- In two to five years inclusive	2,910	898
- Over five years	2,135	6,377
	5,093	8,093

The future minimum rental commitments as of 30 June 2002 fall due in the following periods:

Year ending 30 June	£'000
2003	5,058
2004	5,022
2005	5,320
2006	4,497
2007	4,285
Thereafter	18,603

An element of these amounts is included within the provision for onerous leases shown in Note 17. The Company and certain subsidiary undertakings have contingent liabilities in respect of premises previously leased to NDS and currently assigned or sub-let to third parties. Should the current tenants default on payment or terminate their leases then NDS may be liable to make payments to the landlords. The maximum amount of this contingent liability as at 30 June 2002 was £7.4 million.

Notes to the financial statements

c) Litigation

On 11 March 2002, Groupe Canal+ S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS has responded stating that it believes the claims to be baseless and has filed motions arguing that the lawsuit be dismissed. The motions are pending. The costs incurred to date in defending the litigation have been shown as an exceptional cost within administrative expenses. The Directors do not believe that it is appropriate to make any further provision in the financial statements relating to this matter.

d) Severance pay

In certain countries in which NDS operates, it is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. Provision is made in the financial statements for amounts payable to employees of NDS Technologies Israel Limited, an Israeli subsidiary undertaking, that are not funded by insurance policies.

The gross liability and the amount funded by insurance policies are:

	30 June 2002 £'000	30 June 2001 £'000
Gross severance pay	**9,117**	7,957
Amounts funded by insurance policies	**(7,708)**	(7,636)
Net provision	**1,409**	321

The net provision above is included within the provision for employee benefits and taxes in Note 17.

e) Government grants

NDS has received government grants towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2002 amounted to approximately £10 million. It is not anticipated that any repayment will be required. The plant and equipment of NDS Technologies Israel Limited, with a net book value of approximately £9 million as at 30 June 2002, is the subject of a floating charge to secure compliance with the terms of the grants.

f) Intellectual property rights

The nature of the Group's business is such that it is subject to claims by third parties alleging infringements of various intellectual property rights. NDS vigorously defends such claims. Where a liability arising from these claims is probable, provision is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts provided for in these financial statements would materially affect the financial position of NDS.

g) National Insurance on share options

The Company has granted options to certain UK employees under unapproved share option schemes. UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain unapproved share option schemes. The charge applies to options granted after 5 April 1999. Provision is made over the vesting period of relevant options based on the prevailing National Insurance rate and the difference between the market value of the underlying shares at the balance sheet date (being $12.00 per share) and the option exercise price. A similar liability to National Insurance arises on undistributed, fully vested assets held by an employee benefits trust, which will crystallise when the assets are distributed. The amount provided as at 30 June 2002, and included within provision for employee benefits and taxes in Note 17, was £84,000 (2001: £514,000).

Notes to the financial statements

The provision is expected to be utilised over the life of the options as set out in Note 18c. The provision would not have been materially different if all relevant options extant at 30 June 2002 had been capable of being exercised on that date. This liability would increase by approximately £8,000, had the stock price been 10% higher than that prevailing on 30 June 2002.

h) Guarantees

A subsidiary company has guaranteed the obligations of a third party customer under a bank facility entered into by that customer to purchase goods from NDS. The amount of the guarantee as at 30 June 2002 was the equivalent of approximately £1.6 million and reduces as the customer makes capital repayments to its bank. The guarantee expires on 7 January 2006. The Directors have concluded that no provision is required against this commitment, as it is not probable that NDS will be called upon to honour the guarantee.

NDS has entered into various warranties and guarantees to support performance bonds issued to customers to which it has supplied technology. The nature of these commitments has been considered in determining the revenues and costs recognised in these financial statements.

26. Defined benefit pension obligations

NDS has certain liabilities to a small number of current and former employees who are members of a defined benefit pension scheme. The most recent actuarial valuation was carried out as at 1 December 2001. This showed an excess of liabilities over assets of approximately £1.1 million, which equates to a funding level of 79%, as measured in the manner prescribed by UK Government regulations. Under the Group's current accounting policy, the charge for the year in respect of the defined benefit scheme was £631,000 (2001: £130,000). No contributions were unpaid or prepaid as at 30 June 2002 or 30 June 2001.

As at 30 June 2001, the scheme was a multi-employer plan and the previous actuarial valuation and contribution rates were such that there was no material difference between the contributions paid by NDS and the cumulative costs charged to the profit and loss account. The scheme was split during the year and as a result of the latest actuarial valuation the amount charged to the profit and loss account currently exceeds the contribution rate. As at 30 June 2002, provisions for employee benefits and taxes in Note 17 includes an amount of £0.5 million (2001: £Nil) in respect of the difference between cash payments and cumulative costs charged to the profit and loss account. The scheme is closed and the age profile of the active membership is rising significantly and therefore the current service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Directors are considering ways in which the Group's liabilities might be limited and are also considering the steps needed to be taken to reduce the net deficit. This is expected to include making additional lump sum payments into the scheme.

The actuarial valuation has been updated to 30 June 2002 and back-dated to 30 June 2001 using the following assumptions:

	As at: 30 June 2002	As at: 30 June 2001
Rate of increase in salaries	4.7%	4.6%
Rate of increase in pensions in payment	3.2%	3.2%
Discount rate	5.8%	6.2%
Inflation assumption	2.7%	2.6%

Page 87 of 110

Notes to the financial statements

The assets in the scheme and the expected rate of return were as follows:

	Long-term rate of return expected at 30 June 2002	Value at 30 June 2002 £'000	Long-term rate of return expected at 30 June 2001	Value at 30 June 2001 £'000
Equities	**7.00%**	**3,259**	7.25%	3,468
Bonds	**5.40%**	**741**	5.70%	781
Other	**4.00%**	**191**	4.25%	214
Total market value of assets		**4,191**		4,463
Present value of liabilities		**(7,144)**		(6,164)
Deficit in the scheme		**(2,953)**		(1,701)
Related deferred tax asset		**886**		510
Net pension liability		**(2,067)**		(1,191)

The amounts have not been recognised in these financial statements because NDS has elected to provide only the disclosures required by FRS 17 until its full adoption becomes mandatory. Had FRS 17 been adopted during the current year, the effect would have been as follows:

	Year ended 30 June 2002 £'000
Analysis of amount charged to operating profit	
Current service cost	111
Past service cost	-
Total operating charge	111
Analysis of amount charged to other finance income	
Expected return on pension scheme assets	305
Interest on pension scheme liabilities	(382)
Net finance cost	(77)
Analysis of amount recognised in statement of total recognised gains and losses	
Actual return less expected return on pension scheme assets	(1,110)
Experience gains arising on the scheme liabilities	599
Changes in assumptions underlying the present value of the scheme liabilities	(684)
Actuarial loss recognised in statement of total recognised gains and losses	(1,195)
Movement in deficit during the year	
Deficit in scheme, beginning of year	(1,701)
Movement in year:	
Current service cost	(111)
Contributions	131
Past service costs	-
Other finance charges	(77)
Actuarial loss	(1,195)
Deficit in scheme, end of year	(2,953)

Notes to the financial statements

	As at 30 June 2002 £'000
Balance sheet presentation	
Net assets as reported	163,808
Effect of SSAP 24, net of tax	350
Net assets excluding pension deficit	164,158
Pension deficit	(2,067)
Net assets including pension deficit	162,091
Reserves note	
Profit & loss reserve as reported	(189,389)
Effect of SSAP 24, net of tax	350
Profit & loss reserve excluding pension deficit	(189,039)
Pension reserve	(2,067)
Profit & loss reserve	(191,106)

27. Related party transactions

NDS conducts business transactions with The News Corporation Group on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

These transactions are of two main types, which are the provision by NDS of integrated broadcast systems and the receipt by NDS of administrative services from The News Corporation Group.

a) Provision of integrated broadcast systems

Integrated broadcast systems are supplied to both associated undertakings and a subsidiary undertaking of The News Corporation Limited. The principal related undertakings of The News Corporation Limited supplied by the NDS Group are BSkyB, NetSat, Innova, DTH TechCo, Sky Columbia, Sky Chile, Sky Argentina, Stream and STAR TV. For the year ended 30 June 2002, NDS turnover included £87 million (2001: £91 million) from such related parties. As at 30 June 2002, £17 million (2001: £18 million) was receivable from such related parties for goods and services supplied. Amounts receivable are stated net of valuation reserves of £0.6 million (2001: £1 million).

b) Administration and finance services

During the year ended 30 June 2001, NDS lent cash in excess of its immediate requirements to companies within The News Corporation Group and received interest at commercial rates. All amounts were repaid during the year ended 30 June 2001 and no amounts were receivable as at 30 June 2002 or 30 June 2001. Net interest received under these arrangements amounted to £Nil in the year ended 30 June 2002 (2001: £1.8 million).

NDS has a short-term loan facility of £30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date and no amounts were drawn down as at 30 June 2002 or 30 June 2001.

Notes to the financial statements

The News Corporation Group provided services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between NDS and The News Corporation Group. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of NDS Group plc. The services covered by the Master Intercompany Agreement include cash management and financing, services of Group employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to £119,000 (2001: £105,000, together with a refund of amounts previously charged of £339,000, resulting in a net credit for the year of £234,000).

As at 30 June 2002, £9.3 million (2001: £2.6 million) was owed to The News Corporation Group in respect of administrative services and operating costs paid on behalf of NDS.

c) UK Corporation Tax

NDS Group plc entered into a Group Relief Agreement, with a UK subsidiary of The News Corporation Limited, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. No group relief is expected to be available for the year ended 30 June 2002 or future periods.

28. Derivatives and financial instruments

a) Qualitative discussion on financial risks

NDS is exposed to financial risk factors in the normal course of business. The disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13: "Derivatives and other financial instruments: Disclosures". For this purpose non-equity shares issued by the Company are dealt with in the disclosures in the same way as the Group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures. The principal factors identified by the Directors are as follows:

Foreign exchange

NDS operates in international markets and has operational presence in several countries. Accordingly it has substantial transactions which are denominated in US dollars as well as its functional currency of pounds sterling. The Directors view these two currencies as being the two main currencies of international trade and will enter into contracts denominated in either currency. All material contracts with customers in Latin America and the Asia Pacific region are denominated in US dollars. From time to time, commercial pressures have resulted in contracts being entered into in other currencies, mainly euros.

Gains or losses arising on the realisation or retranslation of monetary assets and liabilities are included within administrative expenses, as explained more fully in Note 1k. Movements in foreign exchange rates generated foreign exchange losses of £1.4 million (2001: gains of £1.7 million).

Inflation

Inflation has not had any significant impact on the results of operations during either of the two years ended 30 June 2002.

Notes to the financial statements

Credit risk

NDS is exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses, which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. The Directors' policy is to reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year, three customers have ceased trading due to insolvency and a bad debt expense of £1.8 million has been recorded.

Interest rate risk

As at 30 June 2002, NDS had no net debt. Provisions for liabilities and charges are regarded as interest free. Accordingly NDS is not currently exposed to fixed interest rate risk.

Investment risk

NDS holds equity interests in unlisted securities with an historic cost of £965,000; this investment is of a long-term capital nature and has generated no income in either of the two years ended 30 June 2002. Although there are no grounds to make a provision for permanent diminution in the value of these investments and there are no plans to dispose of them, there is a risk that future income and ultimate disposal proceeds from these investments may be less than their original cost.

b) Liquidity and interest rate risks

As at 30 June 2002, NDS had no net debt.

The News Corporation Group operates collective sterling overdraft facilities with its bankers which allows individual companies in that group to become overdrawn subject to an agreed limit not being exceeded in aggregate. Interest is paid by NDS on sterling overdrafts and is received on sterling cash balances. Such interest is paid to or received from The News Corporation Group.

NDS has a short-term loan facility of £30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date.

As at 30 June 2002, the NDS Group had free cash balances of £93.3 million. The average interest rate applied to cash balances during the year was 2.8%.

The Company has non-equity capital in the form of deferred shares with a book value of £42 million as set out in Note 18b. Given the terms of the deferred shares, their fair value is assumed to be zero.

Notes to the financial statements

c) Currency risks

NDS has not entered into any free-standing derivative contracts during either of the two years ended 30 June 2002 to mitigate against currency risk. All monetary assets and liabilities as at 30 June 2002 have been stated in sterling at their revalued amounts using year end exchange rates.

The table below analyses the net monetary assets or liabilities as at 30 June 2002 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit		
Net foreign currency assets (liabilities)	Sterling £'000	US dollar £'000	Total £'000
Sterling	-	11,886	11,886
US dollar	5,227	-	5,227
Israeli shekel	-	1,682	1,682
Australian dollar	551	-	551
Euro	(3,885)	3	(3,882)
Other	(434)	-	(434)
	1,459	13,571	15,030

The table below analyses the net monetary assets or liabilities as at 30 June 2001 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit		
Net foreign currency assets (liabilities)	Sterling £'000	US dollar £'000	Total £'000
Sterling	-	208	208
US dollar	16,512	-	16,512
Israeli shekel	(4)	1,063	1,059
Australian dollar	4,315	-	4,315
Hong Kong dollar	(796)	-	(796)
Other (mainly euro)	(313)	5	(308)
	19,714	1,276	20,990

29. Controlling party

Throughout the period covered by these financial statements, NDS Group plc has been under the control of The News Corporation Limited, a company registered in Australia. As at 30 June 2002, The News Corporation Limited owned approximately 78.25% of the Company's equity share capital and 100% of the Company's non-equity share capital; its interest in the overall voting capacity of the Company's equity was approximately 97.3%. The News Corporation Limited's interest in the Company's shares is held by its wholly owned subsidiary, NDS HoldCo, Inc. a US corporation.

The accounts of the smallest group into which the accounts of the Company are consolidated are contained herein. The largest group into which they are consolidated is that headed by The News Corporation Limited. Copies of those accounts are available from The News Corporation Limited, 2 Holt Street, Sydney, New South Wales 2010, Australia.

Notes to the financial statements

30. Summary of differences between UK and US GAAP

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ from generally accepted accounting principles in the United States ("US GAAP") as regards the Group in the following significant respects.

a) Recognition of subscriber fees

Under UK GAAP, subscriber fees are recognised as the services are performed. When the services include an obligation to supply smart cards in the future at no extra charge to the broadcaster, a changeover provision is made in the financial statements which reflects the amount of the total anticipated costs relating to the subscriber fees recognised to date.

Under US GAAP, the costs of supplying smart cards are recognised upon shipment of the smart cards to the broadcaster or its subscribers. A portion of the subscriber fee revenue is deferred, equivalent to the estimated fair value of the cards, which has been calculated based on the revenue that NDS would expect to earn in supplying an equivalent volume of cards in a standalone arrangement, and no changeover provision is recorded. This revenue is recognised upon eventual shipment of the smart cards to the broadcaster or its subscribers. In 2002, this had the effect on the income statement of reducing revenue by £6,061,000 (2001: £8,359,000) and of reducing cost of sales by £4,329,000 (2001: £5,971,000). On the balance sheet, this resulted in an increase in deferred revenue of £23,660,000 (2001: £17,599,000) and a reduction in provisions of £16,900,000 (2001: £12,571,000).

b) Purchase accounting

(i) Contingent consideration - Orbis

Under the agreement for the acquisition of Orbis, NDS was required to make additional payments in the form of Series A ordinary shares, with the number of shares being determined by the revenues and profitability of Orbis for the two years ended 31 March 2002. Payment was contingent on certain employees and former shareholders of the acquired companies remaining in employment up to a specified date.

Under UK GAAP, NDS has accounted for an allocation of the additional share payments as part of staff costs; the amount was determined by estimating the value to the Company of the employment lock-in clauses for former shareholders and amortising that amount over the relevant period. The remaining value of the additional share payments was accounted for as contingent consideration and, at 30 June 2001, the best estimate of the amount likely to be payable in respect of such consideration was accrued and included in goodwill arising as at the date of acquisition. In the year ended 30 June 2002, these amounts were adjusted for actual amounts payable. The fair value of consideration payable in shares was determined by reference to the market price of Series A ordinary shares at the time the transaction was completed, to the extent that shares had not been issued as at 30 June 2002. The estimated fair value of such shares is shown as a separate element of shareholders' funds.

Under US GAAP, the contractual terms relating to the additional share payments cause all, rather than just part, of the additional share payments to be treated as compensation cost for post-acquisition services. This is accrued over the relevant service period and the obligation on NDS to issue further Series A ordinary shares in respect of post-acquisition services supplied up to the balance sheet date is accounted for within current liabilities. Where the number of shares to be issued was determinable as at the acquisition date, the fair value of those shares was determined by reference to the market price at the time of the acquisition. Where the number of shares was not determinable as at the acquisition date, the fair value of those shares is determined by reference to the market price when the contingencies are resolved. To the extent that compensation cost payable in shares is accrued in advance of the contingencies being resolved, the fair value of those shares is estimated by reference to the market price as at the balance sheet date. In the income statement, this has the effect of increasing compensation costs by £3,794,000 (2001: £7,371,000) and, together with the differences noted in b) (ii), reducing amortisation of goodwill by £3,025,000 (2001: £1,662,000). In the consolidated balance sheet, this, together with the differences noted in b) (ii), has the effect of reducing the value of goodwill by £36,720,000 (2001: £28,494,000), accumulated amortisation by £4,687,000 (2001: £1,662,000) and reducing prepaid consideration by £454,000 (2001: £Nil).

Page 92 of 110

Notes to the financial statements

(ii) Other purchase accounting differences - Orbis
US GAAP precludes the deferral of revenue in excess of the current market profit margin on the assumed obligation to perform services or provide products after the consummation of a business obligation. Therefore certain licence fee income, which was deferred at acquisition of Orbis following the alignment of accounting policies under UK GAAP, was treated as a pre-acquisition item under US GAAP, with a consequential change to the amount of goodwill arising on acquisition. This had the effect of reducing revenues by £677,000 in the year ended 30 June 2001, with a consequential decrease in goodwill.

The National Insurance liability recognised under UK GAAP on the fair value of vested, undistributed assets held by the employee benefit trust would not be recognised under US GAAP until the assets are actually distributed. At the date of acquisition, this had the effect of reducing the provision for National Insurance by £498,000, with a consequential adjustment to goodwill. The effect on the income statement is to reduce operating income by £129,000, (2001: £285,000).

(iii) Contingent consideration - VISIONIK
Under the agreement for the acquisition of VISIONIK, NDS is required to make additional cash payments determined by the revenues and profitability of the business for the two years ending 31 May 2004.

Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment, the best estimate of the amount likely to be payable in respect of such consideration is accrued within provisions for liabilities and charges and included within goodwill from the date of acquisition. Thus the fair value of the consideration payable for VISIONIK includes an estimate of contingent amounts, which will be amended as the amounts become determinable.

Under US GAAP, contingent consideration is only recognised when the contingencies are resolved. This has the effect of reducing provisions for contingent consideration by £2,895,000 (to £Nil), reducing amortisation of goodwill by £34,000 and reducing the net book value of goodwill by £2,861,000.

c) Stock-based compensation
Certain share options were issued to employees prior to 22 November 1999, the date of the Company's Initial Public Offering and from which an open market existed in the Company's shares. The options were granted at an estimate of the market value as at the date of grant. Under UK GAAP, no compensation cost arises.

Under US GAAP, NDS has elected to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, the measurement date is the date of the Initial Public Offering and a compensation cost falls to be charged to the profit and loss account equal to the difference between the exercise price and the market price of the shares as set by the Initial Public Offering. The compensation cost is charged over the vesting period of the options. Similarly, options granted under employee share ownership schemes fail to meet the US GAAP definition of non-compensatory plans and a compensation cost falls to be charged to the profit and loss account equal to the difference between the option price and the market price of the shares on the date the option was granted. The compensation cost is charged over the term of the associated savings contract.

These items have the effect of increasing net income in the year ended 30 June 2002 by £86,000 (2001: decrease in net income of £1,470,000). The increase in net income in the year ended 30 June 2002 is due to the effect of reversing elements of amounts charged in previous years in respect of unvested options which lapsed during the year. The item has no effect on shareholders' equity.

d) National Insurance on share options
Under UK GAAP, the liability to pay employers' National Insurance on gains made by employees on the exercise of certain share options granted after 1 April 1999 is accrued over the vesting period and is based on the market price of the Company's shares at the balance sheet date.

Under US GAAP, the recognition point for liabilities to UK National Insurance is when the options are exercised. The effect is to decrease operating income by £301,000 (2001: increase of £301,000).

Notes to the financial statements

e) Fair value of currency derivatives
NDS has entered into certain contracts denominated in US dollars with customers and suppliers located in Latin America and Asia Pacific.

Under UK GAAP, no exchange gain or loss is recorded on these contracts until they have been invoiced.

Under US GAAP, the fact that these contracts are denominated in US dollars cause them to be regarded as containing embedded foreign currency derivatives. In line with SFAS 133, an embedded foreign currency derivative should be bifurcated from the host contract and recorded in the financial statements at fair value as at the balance sheet date with any gain or loss being recorded as an element of net income. Once invoiced, gains and losses on these contracts are recorded in line with SFAS 52 and so no further GAAP difference results. The adjustment for the year ended 30 June 2002 decreases operating income by £215,000 (2001: increase of £167,000), with an increase in current liabilities of £48,000 (2001: increase in current assets of £167,000).

f) Pension costs
Under UK GAAP, provision is made for the cost of retirement benefits payable by the Group's defined benefit pension scheme as assessed by external professional actuaries and is charged to the profit and loss account so as to spread the cost over the period during which the employer derives benefit from the employee's services.

Under US GAAP, the projected benefit obligation (pension liability) is matched against the fair value of the pension plan's assets and adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the year. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists (i.e. the accumulated benefit obligation exceeds the fair value of plan assets), and an asset has been recognised as a prepaid pension cost. The excess of any additional liability over any unrecognised prior service cost is reported as a separate component within other comprehensive income, net of tax benefits from timing differences.

As at 30 June 2001, the defined benefit pension scheme referred to in Note 26 was a multi-employer plan and there was no material difference between the amounts recorded under UK GAAP and those that would be recorded under US GAAP. During the year, the scheme has been split and is no longer regarded as a multi-employer plan. Accordingly the amounts recorded in the current year under UK GAAP differ from those that would be recorded under US GAAP. The effect of these differences which all arise in the year ended 30 June 2002 is to increase operating income by £480,000 and other comprehensive income by £455,000. Current assets increase by £435,000 and provisions decrease by £500,000.

g) Taxation
(i) Methodology
NDS has claimed certain tax deductions arising out of the exercise of employee share options. Under UK GAAP, such benefits have been taken within the overall tax charge shown in the profit and loss account. US GAAP requires that if the employer's tax deduction exceeds the financial reporting expense, then the incremental tax benefit is reflected as an increase in paid-in capital and a reduction of income taxes payable. If the tax deduction is less than the financial reporting deduction, the tax effect is recorded as a reduction of paid-in capital to the extent of previous, similar capital increases from other awards; otherwise, it is charged to income tax expense. This results in a reduction in the tax charged to the profit and loss account by £50,000 (2001: £1,298,000).

(ii) Consequential adjustments
As a consequence of the adjustments under a), d), e) and f) above, additional temporary differences arise which have the effect of decreasing the tax charge by £568,000 (2001: £865,000).

Notes to the financial statements

Net income under US GAAP

The following is a summary of the adjustments to profit attributable to shareholders (net income) which would be required if US GAAP were to be applied instead of UK GAAP:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Profit attributable to shareholders in accordance with UK GAAP	**30,678**	29,129
Adjustments:		
a) Recognition of subscriber fees	**(1,732)**	(2,388)
b) Purchase accounting		
(i) Contingent consideration - Orbis	**(769)**	(5,709)
(ii) Other purchase accounting differences - Orbis	**(129)**	(962)
(iii) Contingent consideration - VISIONIK	**34**	-
c) Stock-based compensation	**86**	(1,470)
d) National insurance on share options	**(301)**	301
e) Fair value of currency derivatives	**(215)**	167
f) Pension costs	**480**	-
g) Deferred taxation		
(i) On above adjustments	**568**	865
(ii) Methodology	**(50)**	(1,298)
Net income as adjusted to accord with US GAAP	**28,650**	18,635
Net income per share		
Basic	**53.7p**	35.3p
Diluted	**52.4p**	33.8p

Comprehensive income under US GAAP is as follows:

Statement of comprehensive income

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Net income as adjusted to accord with US GAAP	**28,650**	18,635
Currency translation differences	**(2,337)**	1,397
Minimum pension liability adjustment	**455**	-
Comprehensive income in accordance with US GAAP	**26,768**	20,032

Notes to the financial statements

Shareholders' equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	Notes	30 June 2002 £'000	30 June 2001 £'000
Shareholders' funds in accordance with UK GAAP		**163,808**	125,866
Adjustments:			
Intangible assets:	b (i), b (ii)	**(32,033)**	(26,832)
	b (iii)	**(2,861)**	-
Current assets:	b (i)	**(454)**	-
	f	**435**	-
	g (ii)	**1,872**	1,304
	e	-	167
Current liabilities:	e	**(48)**	-
	a	**(23,660)**	(17,599)
Provisions for liabilities and charges:	a	**16,900**	12,571
	b (iii)	**2,895**	-
	f	**500**	-
	b (ii), d	**84**	514
Shareholders' equity as adjusted to accord with US GAAP		127,438	95,991

Notes to the financial statements

Cash flow statement under US GAAP
The consolidated statement of cash flows prepared in accordance with FRS 1: "Cash flow statements" presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisition or disposals, and financial investment. Under US GAAP however, only three categories are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under US GAAP.

Under UK GAAP, bank deposits which are not available within one day are shown as a separate element of cash and the net movement of funds onto or off deposit is shown as cash outflow or inflow before arriving at the net increase or decrease in cash. Under US GAAP, cash and cash equivalents include bank deposits with less than three months to maturity. Restricted cash deposits are excluded from the definition of cash and cash equivalents under both UK GAAP and US GAAP.

The presentation of cash flows in accordance with US GAAP would be as follows:

	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Cash inflow from operating activities	**57,406**	46,895
Cash outflow from investing activities	**(12,978)**	(25,039)
Cash inflow from financing activities	**525**	7,344
Increase in cash and cash equivalents	**44,953**	29,200
Effect of exchange rate changes on cash and cash equivalents	**(2,419)**	-
Cash and cash equivalents at beginning of year	**50,934**	21,734
Cash and cash equivalents at end of year	**93,468**	50,934

Page 98 / 110

Five year summary

The following table shows selected financial data which has been derived from the financial statements of the group and has been produced to show the trend in the performance of the continuing operations of NDS.

Year ended 30 June

	1998 £'000	1999 £'000	2000 £'000	2001 £'000	**2002 £'000**
Continuing operations					
Turnover	101,332	127,574	160,214	215,628	**240,788**
Cost of sales	(48,725)	(52,174)	(61,676)	(76,676)	**(83,107)**
Gross profit	52,607	75,400	98,256	138,952	**157,681**
Trading expenses	(43,101)	(55,297)	(72,415)	(95,182)	**103,810**
Earnings before tax, interest, amortisation and exceptionals	9,506	20,103	25,814	43,770	**53,871**
Exceptional items	-	-	-	-	**(3,826)**
Amortisation of intangibles	(1,369)	(1,369)	(1,536)	(4,590)	**(7,350)**
Operating profit from continuing operations	8,137	18,734	24,305	39,180	**42,695**
Share of associate's operating profit (net)	-	-	-	5	**21**
Net interest income (expense)	(10,444)	(13,205)	(3,389)	2,098	**2,513**
Profit on continuing activities after taxation	(2,307)	5,529	20,916	41,283	**45,229**
Taxation on profits from continuing operations	736	(1,428)	(6,498)	(12,154)	**(14,551)**
Profit on continuing activities after taxation	(1,571)	4,101	14,418	29,129	**30,678**
Profit from discontinued operations, after tax	1,746	(1,627)	-	-	**-**
Profit on sale of discontinued operations	-	-	5,192	-	**-**
Profit after tax, before minority interests	175	2,474	19,610	29,129	**30,678**

Information for ADR holders

NDS Group plc (NDS) shares are traded in the United States in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs). Each ADS represents one Series A ordinary share of NDS. The Bank of New York is the depositary of the ADSs. The ADSs are listed on Nasdaq under the ticker symbol "NNDS". The ADSs are also quoted on Nasdaq Europe.

NDS consolidated financial statements are presented in UK pounds sterling ("£") and have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A discussion of these significant differences and the effects of the adjustments on operating profits, net income and shareholders' equity and on certain balance sheet items is set out in Note 30 to the financial statements.

Shareholder information

Registered Office

NDS Group plc
One London Road
Staines
Middlesex
TW18 4EX
United Kingdom

Tel. +44 208 476 8000
Fax. +44 208 476 8100

Website: www.nds.com
Email: info@nds.com

Company Registered Number: 1950497

ADR Depositary

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free number for US callers:
1-888-BNY-ADRs

International callers can call:
+1 (610) 312 5315

Email: shareowner-svcs@bankofny.com

Websites: www.adrbny.com
or www.stockbny.com.

Notes

Page 102 of 110

Notes

NDS

Annual Report and Accou

Year ended 30 June 2002



World Leader • World Vision

Exhibit B

NDS Group plc

Notice is hereby given that the annual general meeting of NDS Group plc will be held at 3rd Floor, 1211 Avenue of the Americas, New York, NY 10036, USA on 28 October, 2002 at 10.30 am. for the following purposes:

1. To receive the audited accounts for the year ended June 30, 2002, together with the directors' and auditors' reports.

2. To re-elect Peter J Powers as a director.

To consider and, if thought fit, to pass the following resolutions which will be proposed as to resolutions 3 and 4 as ordinary resolutions (special notice having been received of the intention to propose resolution 3 as an ordinary resolution) and as to resolution 5 as a special resolution of the Company.

3. That Ernst & Young LLC be appointed as auditors of the Company and that the directors (or the directors comprising the audit committee) be authorised to determine their remuneration.

4. That:

   (a) in accordance with article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of US$474,260 (a maximum of 47,260,000 shares of $0.01 nominal value);

   (b) this authority shall expire on 28 October, 2007; and

   (c) all previous authorities under section 80 of the Companies Act 1985 be revoked.

5. That:

   (a) in accordance with article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash; and

   (b) this power shall expire on 28 October, 2007.

By order of the board,
Rick Medlock
Secretary

4 September, 2002

Registered office:
One London Road
Staines
Middlesex
TW18 4WX
United Kingdom

Notes:

1. Only members holding Series A ordinary shares or Series B ordinary shares are entitled to attend and vote at the meeting. A holder of American Depositary Shares is not entitled to attend or vote at the meeting, but may instruct the Depositary as to how the relevant Series A ordinary shares may be voted at the meeting by following the procedure set out in the letter/instruction form being sent to holders of American Depositary Shares with copies of this notice.

2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and to vote instead of him. A proxy need not be a member.

3. Forms of proxy should be completed in accordance with the notes on the enclosed form and should be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 48 hours before the time appointed for the meeting.

4. Copies of the service contracts or terms of engagement of the directors and of the senior executive will be available for inspection at least 15 minutes immediately before the time appointed for the meeting and during the meeting at the registered office of the Company and at the place of the meeting.

NDS Group plc

Form of Proxy
for use at the annual general meeting to be held on 28 October, 2002 at 10.30 am.

I/We, the undersigned, being (a) holder(s) of ordinary shares of the Company, hereby appoint the chairman of the meeting ______________________________ *(see note 1)* as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 28 October, 2002 and at any adjournment of that meeting.

		For	Against
1.	To receive the report and accounts for the year ended June 30, 2002		
2.	To re-elect Peter J. Powers as a director		
3.	To appoint auditors and authorise the directors to fix their remuneration		
4.	To authorise the directors to allot relevant securities		
5.	To authorise the directors to allot equity securities for cash		

Name: ______________________________
(BLOCK CAPITALS)

Signed: ____________________ Dated: ____________________2002

Notes:

1. If you wish to appoint a proxy other than the chairman of the meeting, you should delete the words "chairman of the meeting", insert the name of the proxy of your choice in the space provided and initial the amendment.

2. Please indicate with an X in the appropriate box how you wish your proxy to vote. In the absence of any direction, your proxy may vote or abstain from voting as he or she thinks fit.

3. In the case of joint holders, any holder may sign, but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holders, seniority being determined by the order in which the names stand in the register of members.

4. A corporation may execute this form either under its common seal or under the hand of a duly authorised officer or agent.

5. A form of proxy signed by an agent should be accompanied by the power of attorney or other authority under which it is signed or an office or duly certified copy of it.

6. To be effective, forms of proxy should be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 48 hours before the time appointed for the meeting.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

[X] Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST
1. To receive the report and accounts for the year ended June 30, 2002	☐	☐
2. To re-elect Peter J. Powers as a director	☐	☐
3. To appoint auditors and authorise the directors to fix their remuneration	☐	☐
4. To authorise the directors to allot relevant securities	☐	☐
5. To authorise the directors to allot equity securities for cash	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney. In the case of joint holders, the signature of any one will suffice.

Date	Share Owner sign here

NDS GROUP plc

Instructions to THE BANK OF NEW YORK, as Depositary
(Must be received prior to the close of business on October 21, 2002)

The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares represented by such Receipt(s) of NDS Group plc, registered in the name of the undersigned on the books of the Depositary as of the close of business on September 19, 2002 at the Annual General Meeting of NDS Group plc to be held on October 28, 2002, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolution should be indicated by an "X" in the appropriate box. It is understood that if this form is signed and returned but no instructions are indicated in the boxes or if this form is not signed and returned, the Depositary shall deem such owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Issuer, to vote Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on September 19, 2002 in respect of the matters to be voted upon.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.